Exhibit 4.6

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS EXHIBIT, MARKED BY [***], HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

ASSET TRANSFER FRAMEWORK AGREEMENT

by and among

GSK PLC

GSK Parent

GLAXOSMITHKLINE CONSUMER HEALTHCARE HOLDINGS LIMITED

GSK CH

and

GLAXOSMITHKLINE CONSUMER HEALTHCARE HOLDINGS (NO.2) LIMITED

JVCo

DATED AS OF

[●]

Exhibits and schedules have been omitted pursuant to the Instructions as to Exhibits in Form 20-F and will be furnished on a supplemental basis to the Securities and Exchange Commission upon request.

Baker & McKenzie LLP

100 New Bridge Street

London EC4V 6JA

United Kingdom

www.bakermckenzie.com

Contents

1.	Definitions and terms	2

2.	Asset transfers	15

3.	Consents; Shared Contracts	20

4.	Consideration	23

5.	Share Subscriptions	24

6.	Employment	24

7.	Pensions	24

8.	Closing	24

9.	GSK Parent Warranties	24

10.	Warranties of JVCo	34

11.	Covenants	35

12.	Transfer of Intellectual Property	37

13.	Maintenance and transfer of Marketing Authorisations	38

14.	Indemnification	38

15.	Transfer of businesses in Brazil and Argentina	40

16.	Collapsing of certain Alliance Markets structures	40

17.	Confidentiality	41

18.	Miscellaneous	42

Country Schedule 1		52
Chile		52

Country Schedule 2		54
Costa Rica		54

Country Schedule 3		56
Egypt		56

Country Schedule 4		59
India		59

Country Schedule 5		61
Indonesia		61

Country Schedule 6		64
Malaysia		64

Country Schedule 7		65
Peru		65

Country Schedule 8		67
Poland		67

i

Country Schedule 9	69
United Kingdom	69

Country Schedule 10	72
United States	72

Schedule 11	74
Morocco	74

Schedule 12	76
Nigeria	76

Schedule 13	77
Cambodia, Singapore and Vietnam	77

Schedule 14	78
Uruguay	78

Schedule 15	79
Bangladesh	79

Schedule 16	80
Other Transfers	80

Schedule 17	82
Maintenance and Transfer of Marketing Authorisations	82

Schedule 18	97
Employment	97

Schedule 19	114
Pensions	114

Schedule 20	118
Transferring Intellectual Property	118

Schedule 21	119
Marketing Authorisations	119

Schedule 22	120
Knowledge of GSK Parent	120

ii

ASSET TRANSFER FRAMEWORK AGREEMENT

This ASSET TRANSFER FRAMEWORK AGREEMENT dated as of                  2022 is by and among:

GSK Plc, a public limited company incorporated under the laws of England and Wales (“GSK Parent”);

GlaxoSmithKline Consumer Healthcare Holdings Limited, a company incorporated under the laws of England and Wales (“GSK CH”); and

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited, a company incorporated under the laws of England and Wales (“JVCo” and together with GSK Parent and GSK CH, the “Parties”).

Recitals

A.

WHEREAS, on 19 December 2018, Pfizer, Inc. (“Pfizer”) GSK Parent and GSK CH entered into a Stock and Asset Purchase Agreement pursuant to which Pfizer agreed to sell certain assets relating to the Business (as defined in the SAPA) to GSK CH;

B.

WHEREAS, on 31 July 2019, the Parties and Pfizer entered into an amendment agreement (the “Amendment Agreement”) pursuant to which GSK CH transferred by novation to JVCo all of its rights, title, interest, obligations, duties and Liabilities under and in respect of the Stock and Asset Purchase Agreement and also amended the Stock and Asset Purchase Agreement in certain other respects (the Stock and Asset Purchase Agreement as amended from time to time, being referred to as the “SAPA”).

C.

WHEREAS, on 31 July 2019, Closing under the SAPA occurred pursuant to which (a) Pfizer sold certain assets relating to the Business to JVCo and JVCo assumed the Assumed Liabilities relating to the Business, (b) JVCo allotted and issued B Ordinary Shares in the capital of JVCo to PF Consumer Healthcare Holdings LLC (the Pfizer Shareholder as defined in the Shareholders’ Agreement dated 31 July 2019, among GSK CH, Pfizer, PF Consumer Healthcare Holdings LLC, GSK Parent and JVCo (the “Shareholders’ Agreement”)), such that after such allotment, JVCo was held 68% by GSK CH and 32% by PF Consumer Healthcare Holdings LLC, and (c) the Parties and PF Consumer Healthcare Holdings LLC entered into the Shareholders’ Agreement pursuant to which the ownership and governance of JVCo and its Subsidiaries is governed.

D.

WHEREAS, GSK Parent intends to undertake an indirect demerger of its interest in its consumer healthcare business pursuant to the demerger agreement (“Demerger Agreement”) between GSK Parent and Haleon Parent dated on or about the date of this Agreement, for the purpose of benefiting both its Consumer Healthcare Business and the GSK Business (the “Demerger”).

E.

WHEREAS, in preparation for the Demerger, the Parties wish to acknowledge and agree that certain businesses and assets relating to the Consumer Healthcare Business, that are currently or were (following Closing under the SAPA) owned by GSK Parent and its Subsidiaries (other than JVCo and its Subsidiaries), have transferred or will transfer to JVCo on the terms of this Agreement. Accordingly, the Parties wish to record and consolidate the terms on which those businesses and assets have transferred or will transfer such that any prior local agreements or consent letters recording the same are superseded by the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the warranties, covenants and agreements contained herein, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions and terms

1.1	Definitions

Terms used in this Agreement that are defined in the SAPA shall have the same meaning in this Agreement as ascribed to them in the SAPA unless otherwise defined herein, except that any reference to the Closing Date in the defined terms in the SAPA shall, for the purposes of this Agreement, be deemed to be a reference to the Relevant Closing Date. As used in this Agreement, the following terms have the meanings set forth or as referenced below:

“Action” means any action, cause of action, claim, charge, suit, countersuit, hearing, complaint, arbitration, subpoena, audit, investigation, litigation or proceeding by or before any court, Governmental Authority or arbitration tribunal.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made, provided that, for the purposes of this Agreement and Ancillary Implementing Agreements, members of the JVCo Group shall not be considered Affiliates of the GSK Parent or its Subsidiaries.

“Alliance Markets” means Egypt, Chile, Peru, Vietnam, Cambodia, Laos, Singapore, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Jamaica, Trinidad & Tobago, Morocco and Uruguay.

“Ancillary Implementing Agreements” means the Local Implementing Agreements and the IP Assignment Agreements.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the U.K. Bribery Act of 2010; Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; and any other applicable Law related to anti-bribery or anticorruption in any other jurisdiction in which a Transferring Business commercializes, distributes and sells products as of the date of this Agreement or as of the Relevant Closing.

“Antitrust Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade.

“Approvals” means any consent, approval or authorization of, permit or license issued or granted by, Governmental Order, waiver or exemption by, negative clearance from, or the expiration or early termination of any waiting period imposed by, any Person (including any third party or Governmental Authority (including any Governmental Antitrust Authority)).

“Asset Transfers” means the transfers of the Transferring Assets, as contemplated by, and in accordance with the terms of, this Agreement.

“Assumed Consumer Healthcare Business Liabilities” has the meaning set forth in Section 2.2.

“Assumed Contracts” means Contracts, sales orders, purchase orders, instruments and other commitments, obligations and arrangements (i) to which any Transferor or any of its Subsidiaries is a party and that are related solely to any Transferring Business or Transferring Asset or any Assumed Consumer Healthcare Business Liability, or (ii) that constitute a Shared Contract, but only the portion of such Shared Contract related to the Transferring Business, the Transferring Assets or Assumed Consumer Healthcare Business Liability.

“BA Site NEBA” means the letter agreement dated on or about the date of this agreement between GSK Parent and JVCo relating to the retention, operation and transfer of the manufacturing site located at Carlos Casares 3690, Victoria, San Fernando, B1644BCD, Province of Buenos Aires, Argentina.

“Brazil ATFA” means the asset transfer framework agreement dated on or about the date of this agreement between GSK Parent, GSK CH and JVCo relating to the retention, operation and transfer of the manufacturing site located at Jacarepaguá, Brazil.

“BSD Amount” means the global consideration (excluding any VAT) for the transfer of the rights, title and interest to the Transferring Assets and Transferring Businesses including the Assumed Consumer Healthcare Business Liabilities pursuant to and in accordance with this Agreement, as agreed amongst GSK Parent, GSK CH, JVCo and Pfizer, being [***].

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in London are authorized or obligated by Law or executive order to close.

“Business Transfers” means the transfers of the Transferring Businesses, as contemplated by, and in accordance with the terms of, this Agreement.

“Collateral Source” has the meaning set forth in Section 14.5.

“Consumer Healthcare Business” means the consumer healthcare business which, as at the date of this Agreement is operated within the JVCo Group and which comprises the Business and the Purchaser Business, together with the Transferring Assets and Transferring Businesses to be transferred to JVCo Group pursuant to this Agreement and the GSK NEBA;

“Consumer Healthcare Facility” means the manufacturing facility, details of which are set out in Schedule 5.

“Consumer Healthcare Facilities Products” has the meaning set forth in Section 9.8(b).

“Consumer Manufacturing and Supply Agreement” means the manufacturing and supply agreement entered into or to be entered into between GlaxoSmithKline Consumer Trading Services Limited as supplier and GlaxoSmithKline Trading Services Limited as purchaser on or around the date of this Agreement.

“Consumer Quality Agreement” means the quality agreement entered into or to be entered into between GlaxoSmithKline Consumer Trading Services Limited and GlaxoSmithKline Trading Services Limited in respect of the Consumer Manufacturing and Supply Agreement on or around the date of this Agreement.

“Contract” means any contract, agreement, lease or license (other than any Governmental Authorization) that is binding on any Person or any part of its property under applicable Law, including any amendment thereto.

“Conveyed Subsidiary” means GlaxoSmithKline Bangladesh Private Limited, a company incorporated in Bangladesh whose principal place of business is at Sweden Tower, 1, Harinnachala, Konabari, Gazipur, Bangladesh.

“Corporate Brand Licence Agreement” means the brand licence agreement in respect of corporate marks entered into or to be entered into between certain licensors, certain licensees and certain registered proprietors on or around the date of this Agreement.

“Country Schedule” means Schedules 1 to 14 and Schedule 16 of this Agreement, each one being in respect of each Jurisdiction.

“Co-Existence Agreement” means the co-existence agreement in respect of certain trade marks and domain names of the GSK Group and JVCo Group entered into or to be entered into between Glaxo Group Limited, SmithKline Beecham Limited and Haleon Parent on or around the date of this Agreement.

“Deed of Termination” means the global deed of termination relating to certain services provided by GSK Parent or members of certain of their respective subsidiaries the GSK Group to Haleon Parent or members of the JVCo Group entered into or to be entered into between GSK Parent, Haleon Parent and on or around the date of this Agreement.

“Deferred Share” means a deferred share of £0.0001 in the capital of JVCo, having the rights set out in JVCo’s articles of association.

“Deferred Share A” has the meaning set forth in Section 5.1(a).

“Deferred Share A Consideration” means an amount in sterling equal to:

(a)

the aggregate Local Consideration (as defined in the applicable Country Schedules) paid by each Transferee in respect of all Transferred Assets and Transferred Businesses pursuant to section 4.1 and excluding the effect of sections 11.2(b) and 11.2(c) and any provision relating to VAT in the Schedules, where the amount of each relevant Asset Transfer or Business Transfer shall have been translated from such local currency in accordance with Section 18.15, provided that such amount shall have been adjusted in accordance with the provisions of paragraphs 4.4 and 4.5 of Schedule 18 (which, for the avoidance of doubt, shall [***]); less

(b)	the BSD Amount; plus

(c)

an amount in respect of GSK Parent’s share of the Transfer Taxes imposed on the transfer of the rights, title and interest to the Transferring Assets and Transferring Businesses including the Assumed Consumer Healthcare Business Liabilities pursuant to and in accordance with this Agreement in order to reflect the allocation of responsibility for such Transfer Taxes pursuant to Section 11 of this Agreement, being [***]; less

(d)	the SAPA OTT Payment Amount,

or, if such amount is less than [***].

“Demerger” has the meaning set forth in the preamble of this Agreement.

“Demerger Agreement” has the meaning set forth in the preamble of this Agreement.

“Demerger Completion Steps” means:

(a)

GSK Parent delivering to Haleon Parent a duly executed transfer of the Relevant GSKCHHL Shares (as defined in the Demerger Agreement) in favour of Haleon Parent, together with the relevant share certificate(s);

(b)

the entry into the register of members of the Haleon Parent of the names of the Qualifying GSK Shareholders (as defined in the Demerger Agreement) to whom Haleon Demerger Shares (as defined in the Demerger Agreement) are to be allotted and issued pursuant to that agreement; and

(c)

each of GSK Parent and Haleon Parent delivering, or procuring the delivery of, a duly executed counterpart of each of the Ancillary Agreements (as defined in the Demerger Agreement) (other than those Ancillary Agreements that have already been entered into prior to completion of the Demerger Agreement) to which they or any members of their respective Groups are party in the agreed form.

“Demerger Date” means the date on which the last of the Demerger Completion Steps is completed.

“Disclosure Letter” means the letter dated the date of this Agreement (including the contents of any schedule or appendix thereto) from GSK Parent to JVCo, together with all documents annexed to it.

“Employee Payments” means all Salary, Employee Taxes, Cash Incentive Compensation, Equity Incentive Compensation, Termination Expenses, Pension and any Insured Benefits, as well as any benefits in kind, maternity pay, paternity pay, accrued holiday entitlement and holiday pay entitlement, and other emoluments.

“Environmental Law” means the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., and any applicable Law of any jurisdiction, as in effect on or prior to the Relevant Closing Date, relating to pollution or the protection of the environment, natural resources, wildlife or threatened or endangered species (including indoor and outdoor air, soil, sediment, surface water, groundwater, drinking water, and surface or subsurface land), public or worker health or safety with respect to Hazardous Materials, or the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labelling, Release, disposal, recycling, treatment or other management of Hazardous Materials.

“Environmental Liability” means any Liability arising under Environmental Laws.

“Environmental Permit” means any Governmental Authorization held by any Transferor for the then-current operation of the Consumer Healthcare Facility or any Real Property included in the Transferring Assets, each as of the Relevant Closing Date, and required pursuant to an Environmental Law.

“Excluded Assets” has the meaning set forth in Section 2.4.

“Excluded Intellectual Property” means all Intellectual Property other than such Intellectual Property agreed to be transferred pursuant to Section 2.1.

“Filings” means any registrations, applications, declarations, reports, submissions or other filings with, or any notices to, any Person (including any third party or Governmental Authority (including any Governmental Antitrust Authority)).

“Fundamental GSK Parent Warranties” means the warranties of GSK Parent contained in 9.1, 9.2, 9.13, 9.15 and 9.16.

“Global Manufacturing and Supply Agreements” means the GSK Manufacturing and Supply Agreement and/or the Consumer Manufacturing and Supply Agreement, as applicable.

“Global Trade Control Laws” means all applicable export control, trade and economic sanctions, customs, import control, and anti-boycott Laws of the United Nations, United States, the European Union (EU), EU Member States, and any other relevant jurisdictions in which the Transferring Businesses commercializes, distributes and sells products as of the date of this Agreement or as of the Relevant Closing, including but not limited to (a) the United States Export Control Reform Act, International Emergency Economic Powers Act, Trading with the Enemy Act, and related regulations, including but not limited to the Export Administration Regulations, International Traffic in Arms Regulations and Foreign Trade Regulations to the extent applicable, (b) trade and economic sanctions rules and regulations implemented under statutory authority and/or the President’s Executive Orders and administered by the U.S. Department of the Treasury Office of Foreign Assets Control, (c) the EU Council Regulations on export controls, including Nos. 428/2009, 267/2012, as amended, and applicable EU and EU Member States trade and economic sanctions laws and regulations.

“Governmental Antitrust Authority” means any Governmental Authority having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Governmental Authority” means any supra-national, transnational, national, state, municipal or local government, any federal, state, city, municipality or other political subdivision thereof and any entity, department, bureau, body, agency, commission, authority or court of competent jurisdiction, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government and any executive official thereof or any arbitral body.

“Governmental Authorizations” means all licenses, permits, certificates, clearances, registrations, consents and other authorizations and approvals from any Governmental Authority required to carry on the Consumer Healthcare Business under the applicable Laws of any Governmental Authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, ruling, stipulation, determination or award entered by or with any Governmental Authority.

“GSK Business” means the Purchaser Parent Retained Businesses as conducted as at the date of this Agreement, excluding the Business Transfers, Asset Transfers and Assumed Consumer Healthcare Business Liabilities to be transferred pursuant to this Agreement, and those businesses to be transferred pursuant to the Brazil ATFA and the BA Site NEBA.

“GSK CH” has the meaning set forth in the preamble of this Agreement.

“GSK Group” means GSK Parent and its Subsidiaries, other than members of the JVCo Group.

“GSK Manufacturing and Supply Agreement” means the manufacturing and supply agreement entered into or to be entered into between GlaxoSmithKline Trading Services Limited as supplier and GlaxoSmithKline Consumer Trading Services Limited as purchaser on or around the date of this Agreement.

“GSK NEBA” means the letter agreement dated 31 July 2019 between Pfizer and GSK Parent in relation to the delayed territories owned and operated by GSK Parent and its Affiliates but which are to be transferred to the JVCo Group pursuant thereto, as may be amended from time to time.

“GSK Parent” has the meaning set forth in the preamble of this Agreement.

“GSK Parent Indemnified Taxes” means each of (i) any Taxes for which GSK Parent is liable pursuant to the Tax Covenant, (ii) any Purchaser Parent Indemnified Taxes for which GSK Parent is liable pursuant to the SAPA, and (iii) any Taxes for or in respect of which GSK Parent is liable pursuant to Section 11.2.

“GSK Quality Agreement” means the quality agreement entered into or to be entered into between GlaxoSmithKline Trading Services Limited and GlaxoSmithKline Consumer Trading Services Limited in respect of the GSK Manufacturing Agreement on or around the date of this Agreement.

“GSK Retained Liabilities” has the meaning set forth in Section 2.5.

“Haleon Parent” means Haleon plc, a public limited company incorporated under the laws of England and Wales with company number 13691224.

“Hazardous Materials” means all pollutants, contaminants, wastes or chemicals or other materials or substances defined, classified, listed or regulated as “hazardous,” “extremely hazardous,” “restricted hazardous wastes,” “dangerous,” “pollutants,” “contaminants,” “toxic,” or words of similar import under any Environmental Law, including asbestos, asbestos containing materials, lead-based paint, toxic mold, petroleum, and petroleum products, or for which Liability may be imposed under Environmental Law.

“Indemnified Party” has the meaning set forth in Section 14.5.

“Information Systems” means (a) computer systems, servers, workstations, routers, hubs, switches, data communications networks (other than the Internet) and other information technology equipment used to create, store, transmit, exchange or receive information, voice or data and (b) documentation, user manuals, and training manuals documenting the functionality or use of any of the foregoing.

“Intellectual Property” means all intellectual property rights throughout the world, including: (a) Patent Rights, (b) trademarks, service marks, corporate names, trade names, Internet Identifiers, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (c) copyrights and intellectual property rights in copyrightable and other works, moral rights, design rights and other sui generis rights, (d) trade secrets or other proprietary rights in clinical, technical, scientific, manufacturing, regulatory and other information, inventions (whether or not patentable), discoveries, designs, results, techniques, database rights, data, databases, data collections and other know-how, including plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, recipes, compositions, specifications, protocols, analytical and quality control information and procedures, test data and results, reports, studies, and marketing, pricing, distribution, cost and sales information (“Know-How”), (e) intellectual property rights in Software and (f) applications and registrations and renewals for, and all associated rights with respect to, any of the foregoing in any jurisdiction, including all rights to commence proceedings, claim damages (including damages for past infringements), collect royalties, products and proceeds with respect to any of the foregoing.

“Internet Identifier” means any Internet domain name or electronic address, Internet domain name registration, uniform resource locator, social media accounts, or social media account addresses or other identifiers, alpha-numeric designations associated with any of the foregoing, and account names or identifiers, passwords or other credentials to access or modify the access rights to any of the foregoing.

“IP Assignment Agreements” means Intellectual Property assignment agreements with respect to the assignment, where required, to the relevant members of the JVCo Group of GSK Parent’s and its Subsidiaries’ (excluding JVCo’s and its Subsidiaries’), and the assignment, where required, to the relevant members of the GSK Group of JVCo’s and its Subsidiaries’, right, title and interest in the Intellectual Property specified in Schedule 20.

“Jurisdiction” means each of the jurisdictions in relation to which Asset Transfers, Business Transfers and/or the assumption of Assumed Consumer Healthcare Business Liabilities and/or other activities are contemplated in accordance with this Agreement.

“JVCo” has the meaning given to it in the preamble of this Agreement.

“JVCo Group” means JVCo and its Subsidiaries.

“JVCo Indemnified Parties” has the meaning set forth in Section 14.1.

“Know-How” has the meaning set forth in the definition of “Intellectual Property”.

“Knowledge of GSK Parent” means the actual knowledge of the persons set out in Schedule 22, by reference to the actual knowledge of such persons, after reasonable inquiry, only in respect of the market against which their name appears.

“Laws” means any law, act, statute, ordinance, rule, directive, regulation, code, treaty (including any Tax treaty) of any Governmental Authority or any Governmental Order.

“Liabilities” means any and all Losses, debts, liabilities and obligations, whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” means any lien, security interest, mortgage, charge, pledge, license, easement or other similar encumbrance, title defect or material use or transfer restriction, it being understood and agreed that “Lien” does not include any non-exclusive license or other non-exclusive grant of rights to Intellectual Property.

“Local Implementing Agreements” means the various transfer agreements and other agreements and the schedules and exhibits thereto to be entered into solely by the relevant Transferors and Transferees for the purposes of implementing the sale, transfer, conveyance, and assignment, as applicable, of the applicable Transferor’s right, title and interest in the Transferring Assets and Transferring Businesses to, [and the employment of the Consumer Healthcare Business employees by,] the relevant Transferee, and the assumption of the Assumed Consumer Healthcare Business Liabilities, as the case may be, in the Jurisdictions, prepared and executed in accordance with the terms of this Agreement, including but not limited to those agreements specified in each of Schedules 1 to 16, solely for the purposes of complying with local law in the Jurisdictions and not for any other purpose.

“Long Term Access Agreement” means the long term access agreement entered into or to be entered into between GSK Parent and Haleon Parent on or around the date of this Agreement.

“Loss” means any and all damages, losses, Taxes, penalties, judgments, settlements, payments, fines, interest, costs and expenses (including the reasonable out-of-pocket costs and expenses of attorneys and other professional advisors incurred in the investigation, defense and/or settlement thereof), but excluding any damages to the extent not reasonably foreseeable, loss of business reputation, or punitive or exemplary damages (in each case, other than to the extent such damages are awarded to any third party by Governmental Order against, and paid by, an Indemnified Party).

“Manufacturing Registrations” means all Governmental Authorizations granted to GSK Parent or any of its Affiliates by, or pending with, a Governmental Authority for the manufacture of consumer and pharmaceutical products in respect of the Consumer Healthcare Facility.

“Marketing Authorisations” means each of:

(a)

the marketing authorisations, approvals, licences, registrations and authorisations issued by a Governmental Authority and which are being transferred from a member of the GSK Group to a member of the JVCo Group, or from a member of the JVCo Group to a member of the GSK Group, in each case pursuant to the provisions set out in Section 6.22(c) of the SAPA, a list of which wrong pockets marketing authorisations is set out in Schedule 21; and

(b)

the other Governmental Authorizations granted to a Transferor by, or pending with, any Governmental Authority relating exclusively to the Consumer Healthcare Business and those businesses transferring pursuant to the Brazil ATFA and the BA Site NEBA to market products commercialised by the Consumer Healthcare Business and those businesses transferring pursuant to the Brazil ATFA and the BA Site NEBA, a list of which is set out in Schedule 21.

provided that “Marketing Authorisations” shall not include any Manufacturing Registrations.

”NBV Statements” means the net book value calculations for such Transferring Business set forth in the applicable Country Schedule.

“New ATFA Consumer Healthcare Business” means the past, present or future ownership, operation, use or conduct following the Relevant Closing by, or for the benefit of, JVCo and its Affiliates (for the avoidance of doubt, excluding the GSK Group) of the Transferring Businesses and the Transferring Assets, including, for the avoidance of doubt, any extensions, amendments, additions, acquisitions or developments to such businesses or assets.

“New ATFA Consumer Healthcare Business Liability” means any and all Liabilities to the extent resulting from or arising out of the New ATFA Consumer Healthcare Business by, or for the benefit of, JVCo and its Affiliates (for the avoidance of doubt, excluding the GSK Group), other than Liabilities identified as GSK Retained Liabilities, whether arising prior to, on or after the Relevant Closing.

“New CH Wrong Pockets IP” has the meaning set forth in Section 2.3.

“Parent Indemnified Parties” has the meaning set forth in Section 14.1.

“Parties” has the meaning set forth in the preamble of this Agreement.

“Patent and Know-How Licence Agreement (ROW)” means the Patent and Know-How Licence Agreement (Rest of the World) dated 2 March 2015 entered into between: (a) Glaxo Group Limited and GlaxoSmithKline Intellectual Property Limited (as the licensors), (b) GlaxoSmithKline Consumer Healthcare (UK) IP Limited (as the licensee), and (c) GlaxoSmithKline LLC (as the registered proprietor).

“Patent and Know-How Licence Agreement (US)” means the US Patent and Know-How Licence Agreement dated 26 February 2015 entered into between: (a) Stiefel Laboratories LLC and GlaxoSmithKline LLC (as the licensors), (b) GlaxoSmithKline Consumer Healthcare Holdings (US) LLC (as the licensee), and (c) Glaxo Group Limited and Stiefel Research Australia Pty Ltd (as the registered proprietors).

“Patent Rights” means (a) issued patents, (b) invention disclosures, and pending patent applications, including all rights to file applications for patents, all rights to claim priority in respect of inventions and applications, all provisional applications, substitutions, continuations, continuations-in-part, divisions and renewals, and all patents granted thereon, (c) patents-of addition, reissues, re-examinations and extensions or restorations by existing or future extension or restoration mechanisms, including patent term adjustments, patent term extensions, supplementary protection certificates or the equivalent thereof, (d) inventor’s certificates, (e) registered or other utility model rights, registered or other design rights and registered or other industrial property rights and (f) United States and foreign counterparts of any of the foregoing.

“Permitted Liens” means (a) Liens approved in writing by the Parties; (b) statutory Liens arising out of operation of Law with respect to a Liability incurred in the ordinary course of business for amounts which are not yet due and payable; (c) Liens and other imperfections of title that do not materially detract from the value or materially impair the use of the property subject thereto or make such property unmarketable or uninsurable; (d) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that are recorded against title to real estate which do not materially impair the use or occupancy of such real property in the operation of the business conducted thereon; (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated by the current use of the real property subject thereto in the operation of the business conducted thereon; (iii) Liens not created by the relevant Transferor that affect the underlying fee interest of any leased real property, including master leases or ground leases, which do not materially impair the use or occupancy of such real property in the operation of the business conducted thereon; and (iv) all matters of record and any state of facts that an accurate survey or inspection of the property would disclose to the extent such matters or states of fact do not materially detract from the value or materially impair the use or occupancy of such real property in the operation of the business conducted thereon; (e) Liens for Taxes, assessments or other governmental charges or levies (i) that are not yet due or payable or (ii) that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established (which reserves shall transfer with such Lien); (f) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other similar Liens and security obligations arising in the ordinary course of business for amounts which are not yet due and payable; (g) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (h) Liens that will be released and, as appropriate, removed of record, at or prior to the Relevant

Closing Date in accordance with the terms of this Agreement [or relevant Local Implementing Agreement]; (i) Liens arising on assets and products sold in the ordinary course of business; (j) Liens arising in connection with any consignment arrangement entered into in the ordinary course of business; and (k) Liens that do not materially detract from the value of, or materially impair the current use of, the assets subject thereto.

“Person” means an individual, a limited liability company, joint venture, a corporation, a partnership, an association, a trust, a division or operating group of any of the foregoing or other entity or organization, including a Governmental Authority.

“Pfizer” has the meaning set forth in the recitals of this Agreement.

“Pfizer Consent Letters” means the each of the follow consent letters between relevant members of the GSK Group, relevant members of JVCo Group and relevant members of Seller Parent’s group, as applicable, entered into pursuant to clause 4 (Reserved Matters) of the Shareholders’ Agreement:

(a)	Consumer Healthcare joint venture: Indonesia Asset Transfer, dated as of 22 November 2021;

(b)	Consumer Healthcare joint venture: Transfer of Employees, dated as of 10 December 2021;

(c)	Consumer Healthcare joint venture: WREF, business/asset transfers, dated as of 8 February 2022; and

(d)	Consumer Healthcare joint venture: sale and purchase of the Egyptian Consumer Healthcare business and related matters, dated as of February 28, 2022.

“Pharmacovigilance Agreement” means the pharmacovigilance agreement entered into or to be entered into between GlaxoSmithKline Services Unlimited and GlaxoSmithKline Consumer Healthcare (Overseas) Limited on or around the date of this Agreement.

“Pre Demerger Transferred Assets/Businesses” means those Transferring Assets and/or Transferring Businesses (excluding in all cases the Conveyed Subsidiary), the Relevant Closing for which occurred on or prior to [date].

“Proceedings” means any proceeding, suit or Action arising out of or in connection with this Agreement, whether contractual or non-contractual.

“Purchaser Parent Indemnified Taxes” shall have the meaning given to it in the SAPA.

“Quality Agreements” means the GSK Quality Agreement and/or the Consumer Quality Agreement, as applicable.

“Real Property” means the owned and leased property more specifically described in Schedules 1 (Chile), 2 (Costa Rica), 4 (India), 5 (Indonesia), 7 (Malaysia) and 8 (Poland), which represents all of the owned and leased real property to be transferred pursuant to this Agreement.

“Records” means (a) all current and historical books, records, reports and other documents and information that pertain exclusively to the Transferring Businesses, the Transferring Assets and the Assumed Consumer Healthcare Business Liabilities, including accounting data, brand insights and research, vendors, manufacturing, customers, invoices, marketing and advertising operations, policies, procedures, techniques, systems, employee handbooks or manuals, training materials, operating manuals and documentation, and production manuals and documentation, in each case, in any form or medium, but in each case excluding personnel files and (b) Registration Information.

“Registration Information” means copies of the Marketing Authorisations and Manufacturing Registrations, and any existing files that pertain exclusively to such Marketing Authorisations and Manufacturing Registrations in the possession of the relevant Transferor.

“Regulatory Information Access and Service Agreement” means the regulatory information access and service (linked products) agreement entered into or to be entered into between GlaxoSmithKline Services Unlimited and GlaxoSmithKline Consumer Healthcare (Overseas) Unlimited on or around the date of this Agreement.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, migrating or leaching into the environment, including ambient air, indoor air, sediments, drinking water, water, surface or subsurface strata or groundwater, including the movement of Hazardous Materials through or in the indoor or outdoor air, soil, surface water, groundwater or property.

“Relevant Closing” means: (i) in respect of a Jurisdiction, the closing of the relevant Business Transfers, Asset Transfers and/or of the assumption of relevant Assumed Consumer Healthcare Business Liabilities contemplated in respect of such Jurisdiction, as set out in the relevant Country Schedule to this Agreement in accordance with the terms of this Agreement and any Local Implementing Agreement.

“Relevant Closing Date” means, in respect of a Relevant Closing, the date on which the Relevant Closing occurred or occurs.

“Remedial Action” means any action required by a Governmental Authority or Governmental Order or pursuant to Environmental Law to clean up or remediate soil, sediments, air, building materials, drinking water, surface water, groundwater or other environmental media in response to a Release or presence of Hazardous Materials, including any associated action taken to investigate, monitor, assess and evaluate the extent and severity of any such Release, action taken to remediate any such Release, post-remediation monitoring of any such Release, and preparation of all reports, studies, analyses or other documents relating to the foregoing. “Remedial Action” also refers to any Action relating to any of the above, including the negotiation and execution of judicial or administrative consent decrees, or defending claims brought by any Governmental Authority or any other Person, whether such claims are equitable or legal in nature, relating to the relevant clean-up or remediation in response to the relevant Release or presence of Hazardous Materials and associated actions.

“Replacement Shared Contract” has the meaning set forth in Section 3.4.

“Restricted Market” means, as applicable under Global Trade Control Laws: the Crimean Peninsula, Cuba, the Donbass Region, Iran, North Korea, Russia, Sudan, Syria and Venezuela.

“Restricted Party” means any individual(s) or entity(ies) (a) targeted by Global Trade Control Laws, including but not limited to any individual or entity who is (i) owned or controlled by the government of a Restricted Market; (ii) designated on any sanctions or export controls-related list under applicable Global Trade Control Laws, including but not limited to the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) List of Specially Designated Nationals and Blocked Persons, the OFAC, Sanctions Identifications List, any other sanctions-related list maintained by OFAC or the U.S. Department of State, the U.S. Commerce Department’s Entity List, Denied Persons List, or Unverified List, the EU Consolidated Financial Sanctions List, or any other similar restricted party list maintained by relevant regulators under applicable sanctions and export controls; (iii) located, organized, or resident in a Restricted Market; or (iv) 50% or more owned or otherwise controlled by any of the individuals or entities in (i), (ii), or (iii); or (b) on any of the following lists: the List of Excluded Individuals / Entities, as published by the U.S. Health and Human Services – Office of Inspector General; any lists of prohibited or debarred parties established under the U.S. Federal Food Drug and Cosmetic Act; the list of persons and entities suspended or debarred from contracting with the U.S. government; and similar lists of restricted parties maintained by a Governmental Authority of any other jurisdiction in which the Consumer Healthcare Business, as applicable, markets, commercializes, distributes and sells products as of the date of this Agreement or as of the Relevant Closing Date.

“Retained ATFA Facilities Liabilities” means all Liabilities of GSK Parent or its Subsidiaries to the extent related to or arising out of the Excluded Assets (other than any Liabilities for which JVCo or its Subsidiaries expressly has responsibility pursuant to the terms of this Agreement, and other than any Liabilities that are separately allocated pursuant to any other agreement or transaction related to such Excluded Assets between any member of the GSK Group, on the one hand, and any member of the JVCo Group, on the other hand, including any commercial or other agreements unrelated to this Agreement), including Environmental Liabilities, whether arising prior to, on or after the Relevant Closing, in each case to the extent arising out of or related to the ownership or occupancy of the Retained Facilities, but excluding any Liabilities that are expressly allocated to the JVCO Group pursuant to the BA Site NEBA or the Brazil ATFA.

“Retained Facilities” means the manufacturing, office, research and development, and warehouse facilities owned, leased or operated by any member of the GSK Group, other than the Consumer Healthcare Facility, excluding any facilities expressly transferring pursuant to the BA Site NEBA or the Brazil ATFA.

“Retained Indonesia Facilities” means the [new repacking hall facility] owned by PT Glaxo Wellcome Indonesia, a limited liability company organized under the laws of Indonesia and located within the manufacturing site at Jakarta Industrial Estate Pulogadung, Jl. Pulobuaran Raya Kav. III DD/2,3,4, Kelurahan Jatinegara, Kecamatan Cakung, Jakarta Timur, DKI Jakarta, Indonesia.

“SAPA” has the meaning set forth in the recitals of this Agreement.

“SAPA OTT Payment Amount” means the aggregate amount [***], less the aggregated amount [***], in each case pursuant to the provisions set out in section 6.22 of the SAPA as detailed in Schedule 23, being, in total, an amount [***].

“Separation Budget” has the meaning set forth in Section 18.7.

“Shared Brands Committee Agreement” means the shared brands committee agreement entered into or to be entered into between GlaxoSmithKline Services Unlimited and GlaxoSmithKline Consumer Healthcare (Overseas) Unlimited on or around the date of this Agreement.

“Shared Brands Licence Agreement” means the deeds of amendment and restatement to amend and restate certain shared brand licence agreements entered into or to be entered into between certain licensors, certain licensees and certain registered proprietors on or around the date of this Agreement.

“Shared Contract” means any Contract, sales order, purchase order, instrument or other commitment, obligation or arrangement entered into prior to the Relevant Closing in accordance with this Agreement that is between GSK Parent or any of its Subsidiaries (other than JVCo or any Subsidiary that is also a Subsidiary of JVCo), on the one hand, and one or more third parties, on the other hand, that inures to the benefit or burden of both the GSK Business and the Consumer Healthcare Business.

“Shared Contractual Liabilities” means Liabilities in respect of Shared Contracts.

“Shareholders’ Agreement” has the meaning set forth in the recitals of this Agreement.

“Software” means (a) computer programs, including software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (c) documentation, user manuals, and training manuals documenting the functionality or use of any of the foregoing.

“SSA Fees” means any fees payable by any member of the JVCo Group to any member of the GSK Group pursuant to any Support Services Agreement.

“Subsidiary” means an entity as to which GSK Parent or JVCo or any other relevant entity, as the case may be, owns as of the date of determination, directly or indirectly, more than fifty percent (50%) of the voting power or other similar interests. Any Person which comes within this definition as of the date of this Agreement but thereafter fails to meet such definition shall from and after such time not be deemed to be a Subsidiary of GSK Parent or JVCo or any other relevant entity, as the case may be. Similarly, any Person which does not come within such definition as of the date of this Agreement but which thereafter meets such definition shall from and after such time be deemed to be a Subsidiary of GSK Parent or JVCo or any other relevant entity, as the case may be.

“Support Services Agreements” means, together:

(a)	the support services agreement dated 2 March 2015 (as amended from time to time) between GlaxoSmithKline Services Unlimited and GlaxoSmithKline Consumer Healthcare Holdings Limited;

(b)	the agreement for the provision of employees between GlaxoSmithKline Services Unlimited and GlaxoSmithKline Consumer Healthcare (Overseas) Limited dated 1 October 2021; and

(c)	other support services agreements between any member of the GSK Group and any member of the JVCo Group that relate to any Transferring Employees.

“Tax Covenant” means the deed of tax covenant dated on or about the date of this Agreement, between GSK Parent, Pfizer, Haleon Parent, GSK CH and JVCo, and subject to certain conditions precedent set out therein.

“Tax Return” means any return, report, declaration, information return, statement or other document filed or required to be filed with any Taxing Authority (including any schedule or attachment thereto and any amendment thereof), in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Taxes” means all taxes, charges, duties, imposts, fees, levies and other assessments of any kind whatsoever, whether or not disputed, including income, alternative or add-on minimum, gross receipts, estimated, capital stock, excise, real or personal property, sales or use, value added, goods and services, registration, windfall, profits, excess profits, documentary, ad valorem, intangibles, license, withholding (with respect to compensation or otherwise), payroll, employment, workers’ compensation, unemployment compensation, premium, occupancy, disability, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Governmental Authority, and including any interest, penalties and additions attributable thereto.

“Taxing Authority” means any Governmental Authority responsible for the imposition, regulation, collection or administration of any Taxes.

“Third Party” has the meaning set forth in Section 19.5.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”.

“Transaction Documents” means Transition Services Agreement, GSK Manufacturing and Supply Agreement, Consumer Manufacturing and Supply Agreement, GSK Quality Agreement, Consumer Quality Agreement, Shared Brands Licence Agreement, Shared Brands Committee Agreement, Corporate Name Licence Agreement, Co-Existence Agreement, Long Term Access Agreement, Pharmacovigilance Agreement, GSK NEBA, BA Site NEBA, Brazil ATFA, the Deed of Termination, the Regulatory Information Access and Service Agreement and the Disclosure Letter.

“Transfer Taxes” means any federal, state, county, local, foreign and other sales, bulk sales, use, transfer, real property transfer, excise, license, privilege, gross receipts, conveyance, documentary transfer, stamp, land, customs, recording, registration or other similar Tax (including any notarial fee), but excluding any VAT or GST, imposed in connection with, or otherwise relating to, the transactions contemplated by this Agreement or the recording of any sale, transfer, conveyance or assignment of property (or any interest therein) effected pursuant to or contemplated by this Agreement.

“Transition Services Agreement” means the transition services agreement dated on or about the date of this Agreement between GlaxoSmithKline Services Unlimited, GlaxoSmithKline LLC, GlaxoSmithKline Consumer Healthcare (Overseas) Limited and GlaxoSmithKline Consumer Healthcare Holdings (US) LLC.

“Transferee” means in respect of the Business Transfers, the Asset Transfers and/or the assumption of the Consumer Healthcare Business Liabilities, each transferee entity specified as a Transferee in the relevant Schedule to this Agreement.

“Transferor” means in respect of the Business Transfers, the Asset Transfers and/or the assumption of the Consumer Healthcare Business Liabilities, each transferor entity specified as a Transferor in the relevant Schedule to this Agreement.

“Transferring Assets” has the meaning set forth in Section 2.1.

“Transferring Business IT Systems” means all Information Systems that both (a) are owned by GSK Parent or its Subsidiaries (other than JVCo and its Subsidiaries) and (b) are solely related to, solely held for use with, or solely used in connection with any Transferring Businesses or any Transferring Assets [, including a copy of the bespoke ERP systems created by the GSK Group for the Consumer Healthcare Business as it is currently operated and envisaged following Demerger, comprising the Intellectual Property rights and Know-How owned by the GSK Group in both the ERP systems and the adaptation of such systems for the purposes of the Consumer Healthcare Business].

“Transferring Businesses” means the businesses to be transferred as contemplated by, and in accordance with the terms of, this Agreement and as more specifically set out in Schedules 1, 3, 4, 5 and 7.

“Transferring Employee Liability” has the meaning set forth in Section 2.7.

“Transferring Employees” has the meaning has the meaning given to JVCo Group Realigned Employees (as defined in Schedule 18).

“Transferring Intellectual Property” means the Intellectual Property listed in Schedule 20.

“VAT” or “GST” means goods and services Tax, value added Tax and other similar transactional indirect Taxes (but excluding Transfer Taxes).

1.2	Interpretation

The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import refer to this Agreement as a whole, including all Annexes, Exhibits and Schedules, and not to any particular provision of this Agreement and the words “date hereof” refer to the date of this Agreement. The terms defined in the singular have a comparable meaning when used in the plural, and vice versa. The terms “GBP” “pound” and “£” mean Pound Sterling. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. When a reference is made in this Agreement to an Article, a Section, an Annex, an Exhibit or a Schedule, such reference shall be to an Article or a Section of, or an Annex, an Exhibit or a Schedule to, this Agreement unless otherwise indicated. Any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; provided that, for purposes of any warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date. Any reference to “writing” or comparable expressions includes a reference to facsimile transmission, e-mail or comparable means of communication. Reference to “day” or “days” are to calendar days. When calculating the period of time before which, within which or following which any act is to be done or step taken (or not taken) pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, except that if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Amounts used in any calculations for purposes of this Agreement, the Ancillary Implementing Agreements or any other document delivered in connection herewith may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number.

2.	Asset transfers

2.1	Asset transfers

(a)

Upon the terms and subject to the conditions set forth in this Agreement, at the Relevant Closing, GSK Parent shall cause each relevant Transferor to, sell, convey, assign and transfer to the relevant Transferee and JVCo shall cause each Transferee to, purchase, acquire and accept, all right, title and interest, free and clear of all Liens other than Permitted Liens, as at the Relevant Closing in the relevant Transferring Businesses and Transferring Assets, specified as being transferred in the Schedules, including:

(i)	the Assumed Contracts, including as specified in Schedules 1 (Chile), 3 (Egypt), 4 (India), 5 (Indonesia), 7 (Peru) and 8 (Poland);

(ii)	the Real Property and the Consumer Healthcare Facility;

(iii)

the owned and leased furniture, equipment, fixtures, machinery, supplies, spare parts, tools, tangible personal property and other tangible property that is located at the Consumer Healthcare Facility and the Real Property referenced in Schedule 1 (Chile);

(iv)	personal computers and vehicles primarily used by the Transferring Employees;

(v)	all Transferring Intellectual Property;

(vi)	all Transferring Business IT Systems;

(vii)	all Marketing Authorisations;

(viii)	all Registration Information;

(ix)	all Records;

(x)

the goodwill primarily relating to, primarily held for use with, or primarily used in connection with the Transferring Assets and/or Transferring Businesses, together with the right to represent to third parties that the Transferee is the successor to the Transferring Assets and/or Transferring Businesses as set out in Schedule 1, 3, 4, 5 and 7;

(xi)

all claims, defenses, causes of action, counterclaims and rights of set-off against third parties (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) relating primarily to a Transferring Asset, a Transferring Business or an Assumed Consumer Healthcare Business Liability;

(xii)

the amount of any insurance proceeds, recoveries or refunds (net of any reasonable costs of investigating and pursuing the underlying claim and of collection and any Taxes imposed in respect thereof) received by any Transferor or any of its Affiliates under any [occurrence-based unaffiliated third party automobile or general liability insurance policy] of any member of the GSK Group after the Relevant Closing Date hereof in respect of any Loss prior to the Relevant Closing in respect of any Transferring Asset, Transferring Business or Assumed Consumer Healthcare Business Liability;

(xiii)

to the extent applicable in any Jurisdiction and to the extent legally transferable, all third-party warranties, indemnities, further assurance and other similar covenants, and guarantees to the extent relating to any of the Transferring Assets, Transferring Businesses or Assumed Consumer Healthcare Business Liabilities;

(xiv)

to the extent applicable in any Jurisdiction, all credits, prepaid expenses, rebates, deferred charges, advance payments, security deposits and other deposits held as surety by third Persons and prepaid items, in each case primarily relating to, primarily held for use with, or primarily used in connection with any of the Transferring Assets or Assumed Consumer Healthcare Business Liabilities or the Transferring Businesses; and

(xv)

all assets of GSK Parent and its Affiliates, including any Transferor, that are included or reflected as assets set forth in the NBV Statements; provided that the amounts set forth on the NBV Statements with respect to any assets shall not be treated as minimum amounts or limitations on the amount of such assets that are included in the definition of Transferred Assets pursuant to this Section 2.1(a),

(all such assets collectively referred to as the “Transferring Assets”).

(b)

Upon the terms and subject to the conditions herein provided, the Parties each agree to discuss, cooperate and negotiate reasonably and in good faith to cause to be prepared reasonably in advance of each Relevant Closing, each of the Ancillary Implementing Agreements or other documentation as deemed reasonably necessary or desirable to effect the Asset Transfers, the Business Transfers and the assumption of the Assumed Consumer Healthcare Business Liabilities.

(c)

In respect of the Transferring Assets set out in Schedules 1 (Chile), 2 (Costa Rica), 3 (Egypt), 4 (India), 5 (Indonesia), 6 (Malaysia), 7 (Peru), 8 (Poland), 9 (United Kingdom) and 10 (United States), the Parties acknowledge and agree that although the Relevant Closing occurred on the dates specified in those Schedules, that the terms of this Agreement shall apply to the transfer of such Transferring Business and Transferring Assets and to the extent there is any inconsistency between the terms of the relevant Local Implementing Agreement or any Pfizer Consent Letter and this Agreement, the terms of this Agreement shall prevail with effect from the date of the Relevant Closing, including for the avoidance of doubt the provisions of Section 2.2(a).

2.2	Assumption of Consumer Healthcare Business Assumed Liabilities

(a)

Upon the terms and subject to the conditions of this Agreement, at each Relevant Closing, JVCo shall (i) assume and, subject to Article 11, pay, perform, satisfy and discharge any and all Liabilities of GSK Parent or any of its Affiliates (including JVCo and its Subsidiaries), whether arising prior to, on or after the Relevant Closing, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Transferring Assets and/or Transferring Businesses, in each case other than any GSK Retained Liabilities (“Assumed Consumer Healthcare Business Liabilities”). The Assumed Consumer Healthcare Business Liabilities shall include the Liabilities set out in each Country Schedule and the following:

(i)

all Environmental Liabilities of any nature whatsoever to the extent arising out of, or relating to, or in respect of the Consumer Healthcare Facility, whether arising prior to, on or after the Relevant Closing, provided that JVCo shall in no event assume any Retained ATFA Facilities Liabilities;

(ii)

all Liabilities in respect of any Action, whether class, individual or otherwise in nature, in law or in equity, whether or not presently threatened, asserted or pending, to the extent arising out of, or to the extent relating to, the Transferring Businesses or the Transferring Assets prior to, on or after the Relevant Closing; and

(iii)

all Liabilities for Taxes imposed with respect to, or arising out of or relating to the Transferring Businesses or the Transferring Assets (other than the Conveyed Subsidiary), in each case other than GSK Parent Indemnified Taxes; and

(iv)

all Liabilities to the extent relating to, resulting from or arising out of the Assumed Contracts, including Transferor’s or its Affiliates’ portion of Shared Contractual Liabilities pursuant to Section 3.4.

(b)

In respect of the Assumed Consumer Healthcare Business Liabilities set out in Schedules 1, 2, 3, 4, 5, 7, 8, 9 and 10, the Parties acknowledge and agree that although the Relevant Closing occurred on the dates specified in those Schedules, that the terms of this Agreement shall apply to the assumption of such Assumed Consumer Healthcare Business Liabilities and to the extent there is any inconsistency between the terms of the relevant Local Implementing Agreement or any Pfizer Consent Letter and this Agreement, the terms of this Agreement shall prevail with effect from the date of the Relevant Closing.

2.3	Wrong pockets asset and liability transfers

(a)

The Parties acknowledge and agree that the Transferring Assets and Transferring Businesses set out in Schedule 15 are being transferred pursuant to the provisions set out in section 6.22(c) of the SAPA by the relevant Transferor for no consideration and that such transfers are in compliance with and in full and final settlement of any rights or claims that JVCo or any of its Subsidiaries may have under section 6.22(c) of the SAPA in respect of such Transferring Assets or Transferring Business.

(b)

The Parties acknowledge and agree that the Assumed Consumer Healthcare Business Liabilities in respect of the Conveyed Subsidiary are being assumed by JVCo pursuant to the provisions set out in section 6.22(c) of the SAPA for no consideration and that such transfers are in compliance with and in full and final settlement of any rights or claims that the Parties may have under section 6.22(c) of the SAPA in respect of such Assumed Consumer Healthcare Business Liabilities.

(c)

The Parties acknowledge and agree that the Intellectual Property rights set out in Part 2 of Schedule 20 (the “New CH Wrong Pockets IP”), including any rights and obligations expressly specified in Part 2 of Schedule 20, are being transferred from GSK Parent (or its Affiliates) to JVCo (or its Affiliates) pursuant to the provisions set out in section 6.22(c) of the SAPA for no consideration and that such transfers are in compliance with and in full and final settlement of any rights or claims that JVCo (or its Affiliates) may have under section 6.22(c) of the SAPA in respect of such New CH Wrong Pockets IP.

(d)

The Parties acknowledge and agree that the Intellectual Property rights set out in Part 3 of Schedule 20 (the “New GSK Wrong Pockets IP”) are being transferred from JVCo (or its Affiliates) to GSK Parent (or its Affiliates) pursuant to the provisions set out in section 6.22(c) of the SAPA for no consideration and that such transfers are in compliance with and in full and final settlement of any rights or claims that GSK Parent (or its Affiliates) may have under section 6.22(c) of the SAPA in respect of such New GSK Wrong Pockets IP.

2.4	Excluded Assets

Notwithstanding any provision in this Agreement, none of JVCo, the Transferees nor any of their Subsidiaries are purchasing or acquiring pursuant to this Agreement any of GSK Parent’s or its Affiliates’ (excluding JVCo and its Subsidiaries) right, title or interest in any assets, properties or rights other than the Transferring Assets or any assets comprised in the Transferring Businesses (the “Excluded Assets”), including the Retained Indonesia Facilities, and any owned and leased furniture, equipment, fixtures, machinery, supplies, spare parts, tools, tangible personal property and other tangible property located at the Retained Indonesia Facilities.

2.5	GSK Retained Liabilities

Except as otherwise set forth in this Agreement, GSK Parent shall retain, and none of JVCo, any of the Transferees or any of their respective Subsidiaries shall assume or be responsible for, pursuant to this Agreement, any Liabilities of GSK Parent or any of its Affiliates (excluding JVCo and its Subsidiaries) other than the Assumed Consumer Healthcare Business Liabilities (“GSK Retained Liabilities”). The GSK Retained Liabilities shall include:

(a)

all Liabilities for which GSK Parent or GSK CH or any of their Affiliates (other than JVCo and its Subsidiaries) expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Implementing Agreement;

(b)	all GSK Parent Indemnified Taxes;

(c)	all Retained ATFA Facilities Liabilities;

(d)	GSK Parent’s portion of Shared Contractual Liabilities pursuant to Section 3.4; and

(e)	all Indebtedness of any Transferor.

2.6	No change to retained liabilities under the SAPA

The Parties acknowledge and agree that, for the avoidance of doubt, nothing in this Agreement shall, or is intended to, amend or otherwise prejudice the provisions of the SAPA relating to the retention by GSK Parent of the Liabilities of GSK Parent or any of its Affiliates (including Purchaser and its Subsidiaries) set forth in Section 1.1(C) of the Purchaser Parent Disclosure Letter (as defined in the SAPA), or any other Purchaser Parent Retained Liabilities (as defined in the SAPA) (other than any such liabilities that constitute Assumed Consumer Healthcare Business Liabilities or New ATFA Consumer Healthcare Business Liabilities that JVCo expressly assumes pursuant to this Agreement), or the retention by Seller Parent of the Retained Liabilities (as defined in the SAPA).

2.7	Double payment for employees

The Parties acknowledge and agree that:

(a)

the Parties’ intention is that the JVCo Group will not assume any obligations or liabilities in respect of any Employee Payments relating to any Transferring Employees for which any member of the JVCo Group is liable (the “Transferring Employee Liabilities”) to the extent that such Transferring Employee Liabilities have been paid or will be paid for by the JVCo Group in any SSA Fees;

(b)	GSK Parent shall take all necessary or appropriate steps to ensure that there is no duplication between:

(i)	any Transferring Employee Liabilities and any SSA Fees; and

(ii)	any SSA Fees and any fees charged under the Transaction Documents; and

(c)

to the extent that there is any duplication between (i) any Transferring Employee Liabilities and any SSA Fees, or (ii) any SSA Fees and any fees charged under the Transition Services Agreement, GSK Parent shall work in good faith with JVCo to ensure that the JVCo Group is reimbursed for such duplication.

2.8	BSD Transfers from JVCo Group to GSK Group

JVCo has agreed to transfer and convey to the relevant members of the GSK Group, and the relevant members of the GSK Group have agreed to accept the transfer of, acquire and assume, certain low value assets and associated liabilities relating to the GSK Business as set out in Part 3 of Schedule 16.

3.	Consents; Shared Contracts

3.1	No transfer if consent required

Notwithstanding any other provision of this Agreement, neither this Agreement nor any Ancillary Implementing Agreement shall constitute an agreement to, directly or indirectly, sell, convey, assign, transfer or deliver any interest in any Transferring Asset or any right or benefit arising thereunder or resulting therefrom if such sale, conveyance, assignment, transfer or delivery, or the purchase or assumption thereof by the applicable Transferee, without the consent or Approval of any Person(s) (including consents or Approvals of any Governmental Authorities), or otherwise:

(a)	would constitute a breach or other contravention of the rights of such Person(s);

(b)	would be ineffective under, or contravene, applicable Law; or

(c)

would result in the termination, cancellation or acceleration of any material right or obligation of, or result in the loss of any material benefit of, or otherwise adversely affect in any material respect the contractual rights of, the Transferors or any of their Affiliates, or upon transfer, the Transferee, provided, however, that the Parties shall treat the relevant Transferee, as the case may be, as the owner of any such Transferring Asset (and of any portion of any Shared Contract that is a Transferring Asset and the benefits and burdens of which are to be transferred to a Transferee, as the case may be, pursuant to Section 2.1(a)(i)) to the fullest extent permitted by applicable Law for all purposes as of the Relevant Closing Date. Without limiting the foregoing, if any direct or indirect sale, conveyance, assignment, transfer or delivery, or any agreement to do the same, by the Transferors of, or any direct or indirect purchase or assumption by a Transferee of, any interest in any Transferring Asset or any right or benefit arising thereunder or resulting therefrom, requires the consent or Approval of any Person(s) (including consents or Approvals of any Governmental Authorities), then such sale, conveyance, assignment, transfer, delivery, agreement, purchase or assumption shall be made subject to (and shall only be effective upon) such consent or Approval being obtained and the remainder of this Article 3.

3.2	Requirement to use reasonable endeavours to obtain consents

Each of GSK Parent and JVCo shall, and shall cause its Affiliates to, use their reasonable endeavours to obtain all consents or Approvals referred to in Section 3.1 including by executing, acknowledging and delivering such assignments, transfers, consents, assumptions, and other agreements, documents and instruments and taking such other actions as may reasonably be requested by the other Party in order to carry out the intent of this Agreement and any Ancillary Implementing Agreements and in order to convey and transfer to, and vest in, the relevant Transferee, the Transferors’ right, title and interest in the Transferring Assets and to effectuate the assumption by the relevant Transferee of the Assumed Consumer Healthcare Business Liabilities, as contemplated by this Agreement, the Ancillary Implementing Agreements and the transactions contemplated hereby and thereby; provided that except as otherwise expressly provided by this Agreement or any Ancillary Implementing Agreement, none of GSK Parent or JVCo or any of their respective Affiliates shall be required to expend any money or commence any litigation, or offer or grant any accommodation (financial or otherwise) to obtain any such consent or Approval (other than JVCo shall be responsible for the payment of all filing and other fees owed to any Governmental Authority in connection with any Approvals to be obtained, subject to the provisions of Section 18.7 and Schedule 17). GSK Parent and JVCo agree to provide such reasonable security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Person(s) whose consent or Approval is sought in connection with the transactions contemplated hereby.

If any consent or Approval referred to in Section 3.1 is not obtained prior to the Relevant Closing, the Relevant Closing shall nonetheless take place, and for a period of up to [eighteen (18) months] following the Demerger Date or until such earlier time as such consent or Approval is obtained, the Transferor shall use reasonable endeavours to continue to perform its obligations under and comply with the terms of any Transferring Asset, as applicable, upon the direction of the Transferee, in all material respects in the ordinary course of business, and the Parties shall (and shall cause their Affiliates to) use reasonable endeavours to, at no cost to the Transferor:

(a)	obtain such consents or Approvals, subject to and in accordance with the first sentence of this Section 3.2; and

(b)

obtain or structure an arrangement for the Transferee to receive (or for the Transferor and their Affiliates to enforce for the benefit of the Transferee), whether by license, sub-license, sub-assignment, or by other means, the economic and operational claims, rights and benefits of ownership of such Transferring Assets, including the net profits from the operation or subsequent sale of such Transferring Assets, or, if such arrangement is not made, to agree to such other good faith equitable result, provided that the Transferor and their Affiliates shall not be required to take any action that would, in the good faith reasonable judgment of the Transferor, constitute a breach or other contravention of the rights of any Person(s), be ineffective under, or contravene, applicable Law (but only to the extent enforceable against GSK Parent or any of its Affiliates) or result in the termination, cancellation or acceleration of any material right or obligation of, or result in the loss of any material benefit of, or otherwise adversely affect in any material respect the contractual rights of, the Transferor or any of their Affiliates.

To the extent the Transferee is not permitted under applicable Law to obtain or structure an arrangement for the Transferee to receive (or for the Transferor and their Affiliates to enforce for the benefit of the Transferee) the economic and operational claims, rights and benefits of ownership of such Transferring Assets, Transferor shall use reasonable endeavours to segregate any net profits associated with the ownership of such Transferring Assets in an account for the Transferee’s benefit, such funds to be released as promptly as practicable once permitted under applicable Law. The Transferees shall indemnify and hold harmless the Transferors from and against all burdens (including losses from the operation or subsequent sale of such Transferring Assets) and Liabilities arising out of or relating to each such arrangement or the ownership of the underlying Transferring Asset, and any risk of loss or damage to such Transferring Asset, and shall be responsible for all Assumed Consumer Healthcare Business Liabilities related thereto in accordance with this Agreement.

Upon obtaining the requisite consents and Approvals following the Relevant Closing, any such Transferring Asset shall be transferred and assigned to, and accepted and assumed by, the applicable Transferee hereunder. Without limiting this Section 3.3, notwithstanding the fact that any applicable consent or Approval referred to in Section 3.1 is not obtained prior to the Relevant Closing (including any consent or Approval required to transfer an interest in a Transferring Asset to which an Assumed Consumer Healthcare Business Liability relates), each of the assets, properties and rights described in Section 2.1(a) shall be deemed to be Transferring Assets under this Agreement and each of the Assumed Consumer Healthcare Business Liabilities described in Section 2.2 shall be deemed to be Assumed Consumer Healthcare Business Liabilities under this Agreement.

3.3	No liability arising from failure to obtain consents

The Parties acknowledge that certain consents or Approvals of or related to the transactions contemplated by this Agreement may be required from certain Persons (including Governmental Authorities) with respect to the Transferring Assets, and the sale, conveyance, assignment, transfer, delivery, purchase or assumption of any interest therein, and that such consents and Approvals may not be obtained. Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that the Parties shall not have any Liability whatsoever arising out of or relating to the failure to obtain any consents or Approvals that may have been or may be required in connection with or related to the transactions contemplated by this Agreement or because of any default under, or acceleration or termination of or loss of any benefit under, any Transferring Asset, as a result thereof, except in the case of a breach by such Party of its express covenants, agreements, obligations or warranties set forth in this Agreement related thereto. Notwithstanding anything to the contrary set forth in this Agreement, the Parties expressly acknowledge and agree that in no event shall the receipt of any such consents and Approvals be a condition to the obligations of any Transferor to consummate the Asset Transfers, the Business Transfers and the assumption of the Assumed Consumer Healthcare Business Liabilities contemplated by this Agreement, and the Parties reaffirm their respective obligations to consummate the Asset Transfers, the Business Transfers and the assumption of the Assumed Consumer Healthcare Business Liabilities subject only to the express conditions set forth in the Country Schedules, irrespective and independent of whether any such consents or Approvals are obtained.

3.4	Consents in respect of Shared Contracts

Except as otherwise agreed by GSK Parent and JVCo or as otherwise provided in this Agreement or an Ancillary Implementing Agreement, to the extent reasonably requested by the relevant Transferee:

(a)

GSK Parent and JVCo shall, and shall cause their respective Affiliates to, reasonably cooperate and use their reasonable endeavours (subject to Section 18.7 at the relevant Transferee’s cost) to obtain the consent and agreement of the third party that is a counterparty to any Shared Contract to enter into a new Contract with the Transferee or to assign or transfer, to the extent assignable or transferable under the terms of such Shared Contract, to the relevant Transferee the portion of such Shared Contract (and the rights, benefits, obligations and burdens thereunder) that relates to a Transferring Asset or Assumed Consumer Healthcare Business Liability, pursuant to which the Transferee receives the rights and benefits, and bears the obligations and burdens, of such portion of any such Shared Contract that relates to and is allocated to the Transferring Asset or Assumed Consumer Healthcare Business Liability, as reasonably agreed by GSK Parent and JVCo in each case effective as of the Relevant Closing Date (each, a “Replacement Shared Contract”); provided that the failure to obtain such consent or agreement or such Replacement Shared Contract shall in no event be deemed a breach of this Agreement by GSK Parent or any of its Affiliates, except in the case of a breach by GSK Parent of its express covenants, agreements, obligations or warranties set forth in this Agreement related thereto; and

(b)

to the extent such a Replacement Shared Contract is not obtained, until the earlier of eighteen (18) months following the Demerger Date and the expiration or termination date of the applicable Shared Contract (assuming, for these purposes, that the then current term in effect as of immediately prior to the Relevant Closing is not renewed or extended), the Parties shall (and shall cause their Affiliates to) use reasonable endeavours to, at the relevant Transferee’s cost, obtain or structure an arrangement for the relevant Transferee to receive the rights and benefits, and bear the obligations and burdens, of such portion of any such Shared Contract that relates to and is allocated to a Transferring Asset or Assumed Consumer Healthcare Business Liability, as reasonably agreed by GSK Parent and JVCo, provided that in the case of each of clauses (a) and (b), GSK Parent and JVCo and their respective Affiliates shall not be required to take any action that would, in the good-faith reasonable judgment of GSK Parent or JVCo, constitute a breach or other contravention of the rights of any Person(s), be ineffective under, or contravene, applicable Law or any such Shared Contract or result in the termination, cancellation or acceleration of any material right or obligation of, or result in the loss of any material benefit of, or otherwise adversely affect in any material respect the contractual rights of, the GSK Parent or JVCo or any of their respective Affiliates. JVCo shall indemnify and hold harmless the Transferors from and against all burdens and Liabilities arising out of any Replacement Shared Contract, each such arrangement referred to in this Section 3.4 and the portion of any Shared Contract that is subject to any such arrangement (other than Shared Contractual Liabilities allocated to GSK Parent in accordance with the following sentence).

With respect to Shared Contractual Liabilities pursuant to, under or relating to any Shared Contract, such Shared Contractual Liabilities shall be allocated between GSK Parent and JVCo as follows:

(i)

if a Liability is incurred solely in respect of a Transferring Asset, Transferring Business or Assumed Consumer Healthcare Business Liability, such Liability shall be allocated to JVCo and if a Liability is incurred solely in respect of the GSK Business, such Liability shall be allocated to GSK Parent; and

(ii)

if a Liability cannot be so allocated under clause (i), such Liability shall be allocated to GSK Parent or JVCo as the case may be, based on the relative proportion of total benefit received by the relevant Parties under the relevant Shared Contract, as reasonably agreed by GSK Parent and JVCo.

Notwithstanding the foregoing:

(A)

each of GSK Parent and JVCo shall be responsible for any Liabilities arising from its (or its Affiliates’ (but, in the case of GSK Parent, excluding JVCo and is Subsidiaries) direct or indirect breach of any Shared Contract; and

(B)	JVCo shall be solely responsible for any Liabilities arising out of or relating to any Replacement Shared Contract.

4.	Consideration

4.1

In consideration of the transfer to the relevant Transferee of the applicable Transferor’s right, title and interest in the Transferring Assets and/or the Transferring Businesses in accordance with and subject to the terms of this Agreement, at each Relevant Closing (or as expressly stated otherwise in the relevant Schedule), the relevant Transferee shall pay such consideration (in such amount and such manner) as is set out in the relevant Schedule; provided, that, for the avoidance of doubt, following the adjustment set forth in Section 5, the JVCo Group shall not (subject to Section 11.2) be liable for more than the BSD Amount in the aggregate for all of the transactions contemplated hereunder and provided, further, it is the parties’ intention for the Transferors to compensate the Transferees in respect of the full amount of any consideration paid or given for local law purposes over and above the applicable Agreed BSD Amount set forth in the Country Schedules. The parties further agree that, notwithstanding anything to the contrary herein, it is the express intent, agreement and understanding of the parties that the transactions contemplated by [***] are not intended to, and shall not, [***].

4.2	Transfer Tax and VAT, where applicable, shall be payable in respect of each Asset Transfer and/or Business Transfer in accordance with Section 11 and the relevant Schedule.

5.	Share Subscriptions

5.1	Deferred Share A

(a)

Subject to the remainder of this Section 5.1, JVCo agrees to allot and issue one (1) Deferred Share (“Deferred Share A”) to GSK CH on or before 30 June 2022, and GSK CH shall subscribe and pay for Deferred Share A at a price equal to the nominal value of Deferred Share A plus the Deferred Share A Consideration.

(b)	At completion of the issuance of Deferred Share A to GSK CH:

(i)	GSK CH shall pay to JVCo the subscription price set out in Section 5.1(a) in cash or in other immediately available funds to such bank account as JVCo shall have notified to GSK CH; and

(ii)	subject to receipt of the subscription price set out in Section 5.1(a):

(A)	the Deferred Share A shall be issued as fully paid and free from all charges and encumbrances and all other rights or claims of third parties; and

(B)	JVCo shall enter the name of GSK CH in JVCo’s register of members as the registered holder of Deferred Share A.

6.	Employment

The provisions of Schedule 18 shall apply.

7.	Pensions

The provisions of Schedule 19 shall apply.

8.	Closing

8.1	In respect of a Jurisdiction, the Relevant Closing shall take place in accordance with the provisions set out in the relevant Country Schedule.

8.2

In respect of all other transfers of Transferring Assets or assumption of any Assumed Consumer Healthcare Business Liabilities, the Relevant Closing shall take place in accordance with the provisions set out in the relevant Schedule.

9.	GSK Parent Warranties

Except as set forth in the Disclosure Letter, GSK Parent hereby warrants to JVCo on the terms set out in this Article 9, provided that:

(a)

notwithstanding the verb tenses used in this Article 9, the warranties of the GSK Parent solely with respect to such Transferred Assets and/or Transferred Businesses for which the Relevant Closing has already occurred prior to the date of this Agreement shall be as of such Relevant Closing as though made as of such Relevant Closing (and, for the avoidance of doubt, such warranties shall not be given by GSK Parent as at the date of this Agreement);

(b)	the warranties of the GSK Parent:

(i)

in Sections 9.6 (No Litigation), 9.7 (Compliance with Laws), Sections 9.8 (Manufacturing Registrations; Regulatory Compliance) and 9.9 (Environmental Matters), 9.10 (Material Contracts), 9.11(b) (Transferring Business IT Systems), 9.12 (Real Property), 9.14 (Global Trade Controls; Anti-Corruption Matters) and 9.17 (Taxes) are given only in respect of the Transferring Businesses set out in Schedules 1 (Chile), 3 (Egypt), 5 (Indonesia) and 7 (Peru), and Schedule 13 (Cambodia, Singapore and Vietnam);

(ii)

in Sections 9.15(a) (No material liabilities) is given only in respect of the Transferring Business or the Transferring Asset set out in Schedule 3 (Egypt), and Schedule 13 (Cambodia, Singapore and Vietnam); and

(iii)

in Sections 9.15(c) (No material liabilities) is given only in respect of the Transferring Businesses or the Transferring Assets set out in [***] and Schedule 24 (WREF and other Matters relating to the Demerger):

9.1

Organization. GSK Parent is a corporation duly organized, validly existing and in good standing under the Laws of England and Wales. Each Transferor is, or will be as of the Relevant Closing, a corporation, partnership or other legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole, or prevent or reasonably be expected to prevent the GSK Parent or the Transferors from consummating any Relevant Closing.

9.2	Authority; Binding Effect.

(a)

GSK Parent has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Implementing Agreement to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by GSK Parent of this Agreement and each such Ancillary Implementing Agreement, and the performance by GSK Parent of its obligations hereunder and thereunder, have been, or will have been as of the Relevant Closing, duly authorized by all requisite corporate action. Each Transferor has and will have as of the Relevant Closing, all requisite corporate or other similar applicable power and authority to execute and deliver each Ancillary Implementing Agreement to which it will be a party and to perform its obligations thereunder. The execution and delivery by each Transferor of each Ancillary Implementing Agreement to which it will be a party, if applicable, and the performance by it of its obligations thereunder, have been, or will have been as of the Relevant Closing, duly authorized by all requisite corporate or other similar applicable action.

(b)

GSK Parent has and each other Transferor has, or will have as of the Relevant Closing, all requisite corporate or other similar applicable power and authority to own, lease and operate the Transferring Assets, except where the failure to have such power and authority would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole, or prevent or reasonably be expected to prevent the GSK Parent or the Transferors from consummating any Relevant Closing.

(c)

This Agreement has been duly executed and delivered by GSK Parent and, assuming this Agreement has been duly executed and delivered by JVCo and GSK CH constitutes a legal, valid and binding obligation of GSK Parent, and each Ancillary Implementing Agreement will be as of the Relevant Closing duly executed and delivered by each Transferor that will be a party thereto and will, assuming such Ancillary Implementing Agreement has been duly executed and delivered by the other parties thereto, constitute a legal, valid and binding obligation of such Transferor, in each case enforceable against GSK Parent or such other Transferor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

9.3

No Conflicts; Consents. The execution, delivery and performance of this Agreement by GSK Parent and each Ancillary Implementing Agreement by a Transferor party to such Ancillary Implementing Agreement, and the consummation of the transactions contemplated hereby and thereby, by GSK Parent and such Transferor do not and will not at the Relevant Closing (a) violate any provision of the articles of association or equivalent organisational documents of GSK Parent or the comparable organizational documents of any of the other Transferors, (b) subject to obtaining the consents set forth in the Schedules to this Agreement or the Disclosure Letter, result in a violation of, or require the consent of any Person pursuant to, or conflict with, constitute a default under, or result in the breach or termination, cancellation or acceleration (whether with or without the giving of notice or the lapse of time or both) of any right or obligation of the Transferors (or any Subsidiary thereof) or to a loss of any benefit of the Transferring Businesses or the Transferring Assets, or prevent or reasonably be expected to prevent the GSK Parent or the Transferors from consummating any Relevant Closing or result in the imposition of a Lien on any Transferring Asset, other than Permitted Liens, or (c) assuming compliance with the matters set forth in the Schedules to this Agreement or the Disclosure Letter, violate or result in a breach of or constitute a default under any Law, Governmental Authorization or other restriction of any Governmental Authority to which any Transferor (or Subsidiary thereof) is subject, except, as would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole, or prevent or reasonably be expected to prevent the GSK Parent or the Transferors from consummating any Relevant Closing.

9.4

Governmental Authorization. The execution, delivery and performance of this Agreement by GSK Parent and each Ancillary Implementing Agreement by a Transferor party to such Ancillary Implementing Agreement does not and will not at any Relevant Closing require any Approval of, or Filing with, any Governmental Authority, except for (a) the Approvals and Filings set forth in the Country Schedules and (b) the Approvals and Filings which if not obtained or made would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole, or prevent or reasonably be expected to prevent the GSK Parent or the Transferors from consummating any Relevant Closing.

9.5	Conveyed Subsidiary; Capital Structure

(a)

The Conveyed Subsidiary is and will be as of the Relevant Closing, a corporation, partnership or other legal entity duly organized and validly existing, with all requisite corporate or other similar applicable power and authority to own, lease and operate its properties and assets related to the Consumer Healthcare Business and to carry on its business as it pertains to the Consumer Healthcare Business, as currently conducted, except where the failure to be so organized or existing or to have such power and authority would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole. The Conveyed Subsidiary is and will be as of the Relevant Closing duly qualified to do business and, where applicable, in good standing in each jurisdiction where the nature of its business or properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole.

(b)

The Disclosure Letter sets forth, as of immediately prior to the date of this Agreement, (i) the name and the jurisdiction of organization of the Conveyed Subsidiary and (ii) the record owners of all outstanding equity interests. All of the outstanding equity interests of the Conveyed Subsidiary are, or will be as of the Relevant Closing, validly issued, fully paid and, non-assessable, and such equity interests are not subject to, and were not issued in violation of, any pre-emptive right. As of the Relevant Closing, there will be no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which the Conveyed Subsidiary is or may become obliged to issue, sell, purchase, return, redeem or otherwise acquire any equity interests of the Conveyed Subsidiary, or any securities convertible into or exchangeable for the capital stock or voting securities of the Conveyed Subsidiary. As of the Relevant Closing, there will be no rights of first refusal, rights of first offer, voting trusts, stockholder agreements, proxies or other Contracts in effect with respect to the sale or voting of the outstanding equity interests of the Conveyed Subsidiary. GSK Parent (or one of its Affiliates) owns of record and beneficially as of the date of this Agreement, and will own of record and beneficially as of immediately prior to the Relevant Closing, all of the issued and outstanding equity securities in the Conveyed Subsidiary, free and clear of all material Liens except for Liens arising under applicable securities Laws. The Conveyed Subsidiary does not own, any other equity interests of any Person.

9.6	No Litigation

(a)

Except as set forth in the Disclosure Letter, there is no Action pending or, to the Knowledge of GSK Parent, threatened against a Transferor or its Affiliates (excluding JVCo and its Subsidiaries) relating to any Transferring Asset, before any Governmental Authority or arbitration tribunal other than Actions which would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole.

(b)

Except as set forth in the Disclosure Letter, none of the Transferors is subject to any Governmental Order relating to any Transferring Asset other than those which would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole.

9.7	Compliance with Laws

(a)

Except as set forth in the Disclosure Letter, each Transferor is and will be as of the Relevant Closing, and for the last three (3) years has been, in compliance with all Laws applicable to the ownership, lease or operation of the Transferring Assets or Transferring Businesses which it is transferring pursuant to this Agreement, including (i) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §301 et seq. and applicable binding implementing regulations issued by the U.S. Food and Drug Administration, (ii) the applicable Laws of the European Union and applicable binding implementing regulations issued by applicable Governmental Authorities in those jurisdictions in the European Union in which each Transferor, commercializes, distributes and sells products, or otherwise operates, or has marketed, commercialized, distributed or sold products, or otherwise operated, in the last three (3) years (including European Union’s Directive 95/46/EC, as amended, and Regulation EU 2016/679 (the General Data Protection Regulation), and any national implementing legislation of the foregoing) and as of the Relevant Closing and (iii) the applicable Laws of any other jurisdiction in which each Transferor markets, commercializes, distributes and sells products, or otherwise operates, or has marketed, commercialized, distributed or sold products, or otherwise operated, in the last three (3) years and as of the Relevant Closing, except in the case of each of the foregoing clauses (i), (ii) and (iii) to the extent that the failure to comply therewith would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole.

(b)

Each Transferor possesses, and will possess as of the Relevant Closing, all Governmental Authorizations necessary for the conduct of the Transferring Businesses or ownership of the Transferring Assets which it is transferring pursuant to this Agreement, as currently conducted, and each such Governmental Authorization , is and will be as of the Relevant Closing in full force and effect, except where the failure to possess any such Governmental Authorization or the failure of such Governmental Authorization to be in full force and effect would not, individually or in the aggregate, materially impair the operations of the Transferring Businesses or the Transferring Assets, taken as a whole.

9.8	Manufacturing Registrations; Regulatory Compliance.

(a)	Except with respect to Environmental Permits (which are the subject of Section 9.9):

(i)

Each Transferor of the Consumer Healthcare Facility owns, possesses or validly has the right to use all Governmental Authorizations necessary to operate such facility as operated as at the Relevant Closing, except where the failure to so own, possess or validly have such right would not, individually or in the aggregate, materially impair the operations of the Consumer Healthcare Facility; and

(ii)

Each Transferor in respect of the Transferring Assets and Transferring Businesses owns, possesses or validly has the right to use all Governmental Authorizations necessary to research, develop, manufacture, market, commercialize, test, use, store, distribute and sell the products as it sells or will sell at the Relevant Closing in connection with the Transferring Businesses or the Transferring Assets, except where the failure to comply therewith would not, individually or in the aggregate, be materially adverse to the relevant Transferring Businesses or Transferring Assets taken as a whole.

(b)

Except as set forth in the Disclosure Letter, there is and will be as of the Relevant Closing no Action pending, or, to the Knowledge of GSK Parent, threatened, relating to the Consumer Healthcare Facility (i) arising from complaints, allegations or Actions relating to any injury to person or property solely as a result of manufacture or processing of any of the products in the Consumer Healthcare Business that were manufactured or processed prior to the Relevant Closing at the Consumer Healthcare Facility. Except as set forth in the Disclosure Letter, there is and will be as of the Relevant Closing no Action pending, or, to the Knowledge of GSK Parent, threatened, relating to the Consumer Healthcare Facility (i) arising from complaints, allegations or Actions relating to any injury to person or property solely as a result of defective or deficient manufacture or processing of any of the products in the Consumer Healthcare Business that were manufactured or processed prior to the Relevant Closing at the Consumer Healthcare Facility (“Consumer Healthcare Facilities Products”) or (ii) relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to manufacture or processing of the Consumer Healthcare Facilities Products, except in each case of clauses (i) and (ii), for (x) Actions which would not, individually or in the aggregate, be materially adverse to the Transferring Businesses relating to the Consumer Healthcare Facility, and/or (y) where any Actions relate to or arise in connection with the design of such products or the defective or deficient manufacture or processing of any products resulting from any action or omission of JVCo or its Affiliates.

(c)

Notwithstanding any other provision of this Agreement, this Section 9.8 and Section 9.14 (only to the extent it relates to Manufacturing Registrations, products liability and product recalls) set forth the sole and exclusive warranties of GSK Parent with respect to Manufacturing Registrations, products liability and product recalls under this Agreement.

9.9	Environmental Matters. Except as set forth in the Disclosure Letter:

(a)

(i) The Consumer Healthcare Facility is and will be as of the Relevant Closing and has been since July 31, 2019 until the Relevant Closing in compliance with all applicable Environmental Laws and Governmental Authorizations required under Environmental Law (including Environmental Permits); (ii) none of the relevant Transferors nor their Affiliates (in each case, with respect to the Consumer Healthcare Facility or the Transferring Assets or Transferring Businesses) are undertaking or will be required at the Relevant Closing to undertake any Remedial Action at the Consumer Healthcare Facility or the Transferring Assets or Transferring Businesses; and (iii) since July 31, 2019 until the Relevant Closing, none of the Transferors has received written notice from a Governmental Authority or other Person that it is subject to any unresolved enforcement action or Liability with respect to the Consumer Healthcare Facility or the Transferring Assets or Transferring Businesses under any applicable Environmental Laws or Environmental Permits, except for such noncompliance, Remedial Actions, Liabilities or enforcement actions that would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole;

(b)

all Governmental Authorizations (including Environmental Permits) required of the relevant Transferors (in each case, with respect to the Consumer Healthcare Facility or the Transferring Assets or Transferring Businesses) under all applicable Environmental Laws have been obtained and are held at the Relevant Closing by such Transferor, except for such failures to obtain as would not, individually or in the aggregate, materially impair the operations of the Transferring Businesses or the Transferring Assets, taken as a whole; and

(c)

no Actions or written claims are pending or, to the Knowledge of GSK Parent, threatened against any Transferor or their Affiliates (in each case, with respect to the Consumer Healthcare Facility or the Transferring Assets or Transferring Businesses) arising from or as a result of, and there have been, in each case at the Relevant Closing, no (i) exposures to Hazardous Materials, including on, in, under, about or at the Consumer Healthcare Facility, (ii) Releases of Hazardous Materials, including at, on, in, under, or from the Consumer Healthcare Facility, (iii) off-site treatment, storage or disposal of Hazardous Materials generated by the Consumer Healthcare Facility (as currently or formerly conducted), the Transferors (with respect to the Transferring Businesses or the Transferring Assets), or (iv) any violations of any Environmental Laws arising, directly or indirectly, in connection with the Consumer Healthcare Facility or the

Transferring Businesses as currently or formerly conducted at the Consumer Healthcare Facility, in each case that has resulted or would result in Environmental Liability, except for such claims, Actions, Environmental Liabilities or investigations that would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole.

(d)

Notwithstanding any other provision of this Agreement, the warranties set forth in this Section 9.9 and Section 9.14 (only to the extent it relates to Environmental Laws, Environmental Permits, Environmental Liabilities, Hazardous Materials and other environmental matters) are the sole and exclusive warranties of GSK Parent with respect to Environmental Laws, Environmental Permits, Environmental Liabilities, Hazardous Materials and other environmental matters under this Agreement.

9.10	Material Contracts.

(a)

None of GSK Parent or any of its Affiliates is a party to or bound at the Relevant Closing by any Contract in effect as of the date hereof that is material to the Transferring Businesses or the Transferring Assets, taken as a whole (a “Material Contract”).

9.11	Intellectual Property.

(a)

GSK Parent or its Subsidiaries (including the Conveyed Subsidiary), as applicable, are the sole legal owners of all Transferring Intellectual Property that is owned or purported to be owned by GSK Parent or its Affiliates at the Relevant Closing. None of the Transferring Intellectual Property is subject to any Lien, other than Permitted Liens.

(b)

Since July 31, 2019, to the Knowledge of GSK Parent, there (i) have been no failures of the Transferring Business IT Systems that have materially and adversely impacted the conduct of the Transferring Businesses and (ii) has been no unauthorized access, loss, use or breach of security with respect to the Transferring Business IT Systems or any material sensitive, confidential or proprietary information (including personally identifiable information) relating to the Transferring Businesses that have materially and adversely impacted the Transferring Businesses, taken as a whole.

(c)

Notwithstanding any provision of this Agreement to the contrary, this Section 9.11 and Section 9.14 (only to the extent it relates to the Transferring Intellectual Property) set forth the sole and exclusive warranties of GSK Parent with respect to Intellectual Property under this Agreement.

9.12	Real Property.

(a)

The Transferor(s) of the Consumer Healthcare Facility each have, and will have as of the Relevant Closing, insurable title in fee simple to the Real Property which is owned, free and clear of any Liens, other than Permitted Liens. Except as set forth in the Disclosure Letter or as would not, individually or in the aggregate, materially impair the operations of the Transferring Businesses or the Transferring Assets, taken as a whole, none of the Transferors nor any of their respective Affiliates are leasing or otherwise granting at the Relevant Closing to any third party the right to use or occupy any Real Property or any portion thereof.

(b)	Each Transferor has and will have at the Relevant Closing a valid leasehold interest and valid and continuing right to use and occupy each Real Property which is leased pursuant to a real property lease. Except as set forth in the Disclosure Letter, or as would not, individually or in the aggregate, materially impair the operations of the Transferring Businesses or the Transferring Assets, taken as a whole, at the Relevant Closing (i) each such lease is legal, valid and binding on the Transferor that is a party thereto and, to the Knowledge of GSK Parent, each other party thereto and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law), (ii) no Transferor, to the Knowledge of GSK Parent, any other party thereto, is in breach of, or default under, any such lease and (iii) no Transferor is leasing or otherwise granting to any third party the right to use or occupy any such Real Property or any portion thereof.

(c)

No certificate, permit or license from any Governmental Authority having jurisdiction over any of the Real Property, or any Contract, easement or other right which is or will be at the Relevant Closing necessary to permit the lawful occupancy of the buildings and improvements on any of the Real Property or which is or will be at the Relevant Closing necessary to permit the lawful use of all driveways, roads and other means of egress and ingress to and from any of the Real Property, in each case, with respect to the Transferring Businesses or the Transferring Assets, has not been obtained or, to the Knowledge of GSK Parent, is not in full force and effect, which would, individually or in the aggregate, materially impair the operations of the Transferring Businesses or the Transferring Assets, taken as a whole, and none of the relevant Transferors has received any written notice from any Governmental Authority that the Real Property is currently in violation of any applicable Law that would, individually or in the aggregate, materially impair the operations of the Transferring Businesses or the Transferring Assets, taken as a whole.

9.13	Assets.

(a)

Except as otherwise provided in this Agreement or as would not, individually or in the aggregate, materially impair the operations of the Transferring Businesses and the Transferring Assets, taken as a whole, the Transferors have, or will have as of the Relevant Closing, good and valid title to, or other legal rights to possess and use the Transferred Assets and all of the assets comprising the Transferred Businesses, free and clear of any Liens other than Permitted Liens.

(b)

Except (i) as set forth in the Disclosure Letter, (ii) for the Excluded Services (as defined in the Transition Services Agreement), and (iii) as would not, individually or in the aggregate, materially impair the operations of relevant Transferring Business or the relevant Transferring Assets (assuming all consents and Approvals as may be required in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Implementing Agreements have been obtained; provided that no such assumption shall be made to the extent GSK Parent is not in compliance with its obligations under Section 3 of this Agreement), the relevant Transferring Businesses, together with the benefits, services, assets, licenses, sublicenses and other rights and benefits to be provided to JVCo and its Subsidiaries pursuant to this Agreement, the Ancillary Implementing Agreements, and the Transaction Documents, do and will following any Relevant Closing, in the aggregate, constitute all of the assets either used in or necessary for the JVCo Group to conduct the relevant Transferring Business as conducted as of the date of this Agreement and as of the Relevant Closing. For the avoidance of doubt, whether any relevant Transferring Business has all of the asset either used in or necessary for the JVCo Group to conduct the relevant Transferring Business will be determined solely in respect of that Transferring Business.

9.14	Global Trade Controls; Anti-Corruption Matters.

(a)

The Transferors in respect of the Jurisdictions (with respect to their respective Transferring Businesses or Transferring Assets), as well as their respective directors, officers, and employees, are in compliance with all Global Trade Control Laws, including possession of and compliance with Governmental Authorizations required by Global Trade Control Laws, except for such noncompliance as would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole.

(b)

The Transferors in respect of the Jurisdictions (with respect to their respective Transferring Businesses and Transferring Assets) do not engage in any business with, or use, directly or indirectly, any corporate funds to contribute to or finance the activities of, any Restricted Party or in any Restricted Market except as permitted by Governmental Authorization, except as would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole.

(c)

None of the Transferors in respect of the Jurisdictions (with respect to their respective Transferring Businesses and Transferring Assets), nor any of their respective directors, officers, and employees, is a Restricted Party or owned or controlled by a Restricted Party.

(d)

To the Knowledge of GSK Parent, the Transferors in respect of the Jurisdictions (with respect to their respective Transferring Businesses and Transferring Assets), as well as their respective directors, officers, and employees are in compliance with all Anti-Corruption Laws, except for such noncompliance as would not, individually or in the aggregate, be materially adverse to the Transferring Businesses or the Transferring Assets, taken as a whole.

(e)

Notwithstanding any other provision of this Agreement, the warranties set forth in this Section 9.14 are the sole and exclusive warranties of GSK Parent with respect to Global Trade Control Laws and Anti-Corruption Laws under this Agreement.

9.15	No material liabilities

(a)

The transfer of the Transferring Assets and Transferring Business in Schedule 3 (Egypt) and Schedule 13 (Cambodia, Singapore and Vietnam) contemplated by this Agreement did not (at the Relevant Closing) or will not (at the Relevant Closing) result in the transfer to, or assumption by, any member of the JVCo Group of any material liabilities that have not been specifically reflected in and taken into account in the calculation of, the NBV Statements for such Transferring Assets and Transferring Business set forth on the applicable Country Schedule.

(b)

The NBV Statements were prepared by GSK Parent reasonably and in good faith, are extracted from the financial systems of GSK and its Affiliates, and are true and correct statements of net book value of the Transferring Businesses and the Transferring Assets as at the Relevant Closing in all material respects, it being acknowledged that (i) such statements have not been prepared on a statutory or audited basis, (ii) the information does not relate to a separate legal entity, and (iii) GSK Parent has relied on information provided by the relevant members of the JVCo Group in preparing such statements.

(c)

The transfer of the Transferring Businesses and the Transferring Assets contemplated by this Agreement did not (at the Relevant Closing) or do not result in the transfer to, or assumption by, any member of the JVCo Group of any material liabilities.

9.16	Brokers.

No broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of GSK Parent for which JVCo or any of its Affiliates (including, after the Relevant Closing, the Conveyed Subsidiary) would be liable.

9.17	Taxes:

(a)

All income and other material Tax Returns that are required to be filed in respect of the Transferring Assets or the Transferring Business have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b)	All income and other material Taxes required to be paid in respect of the Transferring Assets or the Transferring Business have been timely paid (taking into account any applicable extensions).

(c)

All material Taxes required to have been deducted or withheld in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party with respect to the Transferring Business have been paid over to the applicable Taxing Authority and (if required by any applicable Laws to do so) appropriate certificates of deduction have been provided.

(d)	There are no Liens for material Taxes upon any of the Transferring Assets except for Permitted Liens.

(e)

There are no current or pending audits, examinations, contests or other Actions with respect to material Taxes of any Seller with respect to the Transferring Assets or the Transferring Business, and no such audits, examinations, contests or other Actions have been threatened in writing.

9.18	No Other Representations or Warranties.

(a)

Except for the warranties contained in this Article 9 or in any Ancillary Implementing Agreement, neither GSK Parent, the other Transferors nor any of their respective Affiliates, representatives or any other Person makes any express or implied representation or warranty with respect to GSK Parent, the other Transferors, the Conveyed Subsidiary or any of their respective Subsidiaries or Affiliates (other than JVCo and its Subsidiaries), the Transferring Assets, the Transferring Businesses, the Consumer Healthcare Business Liabilities or with respect to any other information provided, or made available, to JVCo or any of its Subsidiaries in connection with the transactions contemplated hereby. Except as expressly set forth in the warranties contained in this Article 9 or in any Ancillary Implementing Agreement, neither GSK Parent nor any of its Affiliates (other than JVCo and its Subsidiaries), representatives or any other Person has made any representation or warranty, express or implied, as to the prospects of the Transferring Businesses or their respective profitability, or with respect to any forecasts, projections or business plans or other information delivered to JVCo or any of its Subsidiaries in connection with its review of the Transferring Assets, the Transferring Businesses and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information. Except to the extent expressly provided in this Agreement with respect to the warranties contained in this Article 9 or in any Ancillary Implementing Agreement, neither GSK Parent, the other Transferors nor any of their respective Affiliates (other than JVCo and its Subsidiaries), representatives or any other Person will have, or be subject to, any Liability or other obligation to JVCo or any of its Subsidiaries or any other Person resulting from the sale and purchase of the Transferring Assets or the Transferring Businesses to JVCo or JVCo’s use of, or the use by any of their Subsidiaries of, any information, including information, documents, projections, forecasts, business plans or other material made available to JVCo by, or on behalf of, GSK Parent, the other Transferors or any of their respective Affiliates or representatives. Each of GSK Parent and the other Transferors and their respective Affiliates (other than JVCo and its Subsidiaries) disclaims any and all representations and warranties, whether express or implied, except for the warranties contained in this Article 9 or in any Ancillary Implementing Agreement. Notwithstanding anything to the contrary contained in this Agreement, neither GSK Parent, the other Transferors nor any of their respective Affiliates (other than JVCo and its Subsidiaries) makes any express or implied representation or warranty with respect to Excluded Assets, the GSK Business or the GSK Retained Liabilities.

(b)	Save as expressly provided in this Article 9, each of the warranties contained in this Article 9 apply to all Transferring Assets and Transferring Businesses.

10.	Warranties of JVCo

JVCo hereby warrants to GSK Parent as follows:

10.1

Organization. JVCo is validly existing and is a company duly incorporated and registered under the laws of England. Each Transferee is and will be as of the Relevant Closing, a corporation, partnership or other legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, be materially adverse to the Consumer Healthcare Business.

10.2	Authority; Binding Effect

(a)

JVCo has all requisite corporate power and authority to execute and deliver this Agreement [and each Ancillary Implementing Agreement to which it will be a party] and to perform its obligations hereunder and thereunder. The execution and delivery by JVCo of this Agreement [and each such Ancillary Implementing Agreement], and the performance by JVCo of its obligations hereunder and thereunder, have been, or will have been as of the Relevant Closing, duly authorized by all requisite corporate action. Each Transferee has, or will have as of the Relevant Closing, all requisite corporate or other similar applicable power and authority to execute and deliver each Ancillary Implementing Agreement to which it will be a party and to perform its obligations thereunder. The execution and delivery by each Transferee of each Ancillary Implementing Agreement to which it will be a party, if applicable, and the performance by it of its obligations thereunder, have been, or will have been as of the Relevant Closing, duly authorized by all requisite corporate or other similar applicable action.

(b)

This Agreement has been duly executed and delivered by JVCo and, assuming this Agreement has been duly executed and delivered by GSK Parent and GSK CH, constitutes a legal, valid and binding obligation of JVCo, and each Ancillary Implementing Agreement will be as of the Relevant Closing duly executed and delivered by each Transferee that will be a party thereto and will, assuming such Ancillary Implementing Agreement has been duly executed and delivered by all other parties thereto, constitute a legal, valid and binding obligation of such Transferee, in each case enforceable against JVCo or such other Transferee in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

10.3

No Conflicts; Consents. The execution, delivery and performance of this Agreement by JVCo and each Ancillary Implementing Agreement by a Transferee party to such Ancillary Implementing Agreement, and the consummation of the transactions contemplated hereby and thereby, by JVCo and such Transferee do not and will not (a) violate any provision of the certificate of incorporation or bylaws of JVCo or the comparable organizational documents of any of the other Transferees, and (b) assuming compliance with the matters set forth in Schedules to this Agreement or the Disclosure Letter, violate or result in a breach of or constitute a default under any Law, Governmental Authorization or other restriction of any Governmental Authority to which any Transferee (or Subsidiary thereof) is subject, except, as would not, individually or in the aggregate, be materially adverse to the Consumer Healthcare Business.

10.4

Governmental Authorization. The execution, delivery and performance of this Agreement by JVCo and each Ancillary Implementing Agreement by a Transferee party to such Ancillary Implementing Agreement does not require any Approval of, or Filing with, any Governmental Authority, except for (a) the Approvals and Filings set forth in Schedules to this Agreement or the Disclosure Letter and (b) the Approvals and Filings which if not obtained or made would not, individually or in the aggregate, be materially adverse to the Consumer Healthcare Business.

11.	Covenants

11.1

The GSK Parent hereby covenants that from the date of this Agreement until the Relevant Closing, it shall not and shall procure that none of its Affiliates shall, sell, assign, transfer, license, sublicense, abandon or otherwise dispose of any material Transferring Asset, other than in the ordinary course of business.

11.2

(a)

Tax Indemnity. GSK Parent shall, from and after each Relevant Closing, indemnify and hold harmless JVCo and its Subsidiaries from and against all liability for all (i) Taxes of GSK Parent and its Affiliates (except for Transfer Taxes or VAT for which JVCo or any Transferee is ultimately responsible for pursuant to Section 11.2), including Taxes for any pre-Relevant Closing period imposed with respect to arising out of or relating to or pertaining to the applicable Transferring Business or Transferring Assets (other than the Conveyed Subsidiary) ; and (ii) any costs and expenses, including reasonable legal and accounting fees and expenses, attributable to any item described in Section 11.2(i). Section 6.5 of the SAPA shall apply, mutatis mutandis, to such Taxes as though they were “Purchaser Parent Indemnified Taxes” (and to the extent that any other provision of Section 6.5(d)(ii) of the SAPA and this Section 11.2 would otherwise conflict in relation to such Taxes, this Section 11.2 shall take precedence). For the avoidance of doubt, references to the SAPA include the SAPA as amended from time to time (including pursuant to such documents as are to be entered into in connection with the Demerger). Notwithstanding anything herein to the contrary, any and all indemnification in respect of Tax matters within the scope of this Section 11.2 and the procedures relating thereto shall be governed exclusively by this Section 11.2.

(b)

Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, including Section 4.2, and the Schedules, which are intended to govern the specific Transfer Tax payment logistics, JVCo shall each ultimately be responsible for half of, and GSK Parent shall be responsible for half of any Transfer Taxes imposed on the transfer of the Transferring Assets, the Transferring Businesses and Assumed Consumer Healthcare Business Liabilities to any Transferee and the costs of preparing and filing Tax Returns in respect of any such Transfer Taxes, and each of JVCo and GSK Parent shall pay to the other such amount (if any), or put in place appropriate arrangements, as is required to give effect to that equal division of liability, taking into account any Transfer Taxes paid by their respective Affiliates pursuant to Section 4.2 and the relevant Schedules. The Party responsible under applicable Law for filing Tax Returns with respect to Transfer Taxes shall prepare and timely file such Tax Returns. GSK Parent and JVCo shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes and to minimize any such Transfer Taxes.

(c)

VAT. All payments made pursuant to this Agreement are exclusive of VAT. Any VAT imposed on the transfers of the Transferring Assets and Assumed Consumer Healthcare Business Liabilities to JVCo or any Transferee shall be charged to JVCo or the relevant Transferee in addition to the consideration specified in the relevant Schedule. JVCo (or the relevant Transferee) shall pay any such VAT upon receipt of the relevant VAT invoices, if such invoice is required under applicable Law. JVCo and GSK Parent shall, and shall cause their respective Affiliates to, exercise commercially reasonable endeavours to satisfy all compliance obligations necessary in order to treat any such transfer as a transfer of a going concern for VAT purposes where permissible under applicable Law. Where GSK Parent has treated, or caused its Affiliates to treat, a transaction under this Agreement as a transfer of a going concern or otherwise exempt from or outside the scope of VAT and it receives notice that a Taxing Authority disagrees with that treatment, it shall promptly notify JVCo and reasonably cooperate with JVCo to contest such disagreement upon JVCo’s request, provided that JVCo shall indemnify GSK Parent in respect of any costs, expenses, fees or Taxes incurred in connection with such contest. GSK Parent shall issue (or shall cause to be issued) (a) any invoice necessary and reasonably cooperate with JVCo and its Affiliates to provide information and documentation necessary for JVCo and its Affiliates to comply with its VAT obligations in respect of the transfers of the Transferring Assets and Assumed Consumer Healthcare Business Liabilities pursuant to this Agreement. This Section 11.2(c) is subject to the provisions in Schedule 3 (Egypt), which shall control with respect to the liability for VAT in respect of the Transferring Egypt Business, but only to the extent there is any discrepancy between such Schedule and the provisions of this Section 11.2(c).

(d)	Tax Covenant. This Agreement is subject in its entirety to the Tax Covenant. In the event of any conflict between this Agreement and the Tax Covenant, the provisions of the Tax Covenant shall prevail.

11.3

GSK Parent and JVCo shall agree on the method and content of the notifications to partners, customers, suppliers, wholesalers and distributors of the Consumer Healthcare Business of the transactions contemplated by this Agreement prior to each Relevant Closing. GSK Parent and JVCo agree that such notifications are to provide sufficient advance notice of the transactions contemplated hereby and the plans associated therewith, with the objective of minimizing any disruption of the Consumer Healthcare Business.

11.4

After any Relevant Closing Date, each Party and their respective Affiliates may receive mail and other communications properly belonging to another Party (or that other Party’s Affiliates). Accordingly, at all times after the Relevant Closing Date, each Party authorizes the other Parties and their respective Affiliates to receive and open all mail and other communications received by it and not unambiguously intended for any other Party (or its Affiliates) or any other Party’s (or its Affiliates’) officers or directors, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail or other communications (or, in case the same relate to both businesses, copies thereof) to the Party for which such mail and communications are intended. The provisions of this Section 11.4 are not intended to, and shall not be deemed to, constitute an authorization by any Party to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other for service of process purposes.

11.5

All payments and reimbursements received by GSK Parent or its Affiliates (excluding JVCo and its Subsidiaries) after any Relevant Closing that, consistent with the terms and conditions of this Agreement or any Ancillary Implementing Agreement, are the property of JVCo or its Subsidiaries shall be held by such Person in trust for the benefit of JVCo and, promptly following receipt by such Person of any such payment or reimbursement, such Person shall pay over to JVCo the amount of such payment or reimbursement without right of set-off.

11.6	For the avoidance of doubt:

(a)	Sections 6.22(b) and 6.22(c) of the SAPA shall apply to this Agreement, mutatis mutandis, including in respect of:

(i)	any part of the Consumer Healthcare Business transferring under the terms of this Agreement, and

(ii)

any assets or liabilities that are not part of the Consumer Healthcare Business that are transferring from JVCo (or its Affiliates) to GSK Parent (or its Affiliates) under the terms of this Agreement; and

(b)	Section 6.20 of the SAPA shall apply to this Agreement, mutatis mutandis, including in respect of:

(i)

all payments and reimbursements received by GSK Parent or its Affiliates (other than JVCo or its Subsidiaries) after the Relevant Closing Date that, consistent with the terms and conditions of this Agreement or any Ancillary Implementing Agreements, are the property of JVCo or its Subsidiaries; and

(ii)

all payments and reimbursements received by JVCo or its Subsidiaries after the Relevant Closing Date that, consistent with the terms and conditions of this Agreement or any Ancillary Implementing Agreements, are the property of GSK Parent or any of its Affiliates (other than JVCo and its Subsidiaries).

except that, in each case of clauses (a) and (b), each reference to (i) “Seller Parent” shall be deemed to reference “GSK Parent,” (ii) “Seller” shall be deemed to reference “Transferor,” (iii) “Purchaser Parent” or “Purchaser” shall be deemed to reference “JVCo,” (iv) “Purchased Assets” shall be deemed to reference “Transferring Assets” (v) “Business” shall be deemed to reference “Transferring Businesses,” (vi) all other capitalized terms defined specifically in this Agreement, including “Excluded Assets,” shall have the meaning assigned to such term in this Agreement and (vii) “Closing” shall be deemed to reference “Relevant Closing.”

12.	Transfer of Intellectual Property

12.1

Except as expressly set out in this Article 12, each Party acknowledges and agrees on behalf of itself and each of its Subsidiaries that nothing in this agreement shall operate as an agreement to transfer (nor shall transfer) any right, title or interest in or to, nor constitute any licence of, any Excluded Intellectual Property (or any Know-How relating thereto).

12.2

In the event that any Intellectual Property transferring under Section 2.1 or Section 2.3 is subject to any infringement, challenge to validity or other proceedings, the transferee Party shall assume responsibility for control of such proceedings with effect on and from the Relevant Closing Date.

12.3

The transferee Party undertakes to assume (and shall procure that its Subsidiaries shall assume) all ongoing obligations and liabilities of arising out of or in connection with any Intellectual Property transferring under Section 2.1 or Section 2.3 (including any licence to third parties of any of the same).

12.4

Notwithstanding anything to the contrary in this Agreement (other than Section 18.7) or any Ancillary Implementing Agreement, but Subject in all cases to Section 18.7, the transferee Party shall be responsible for preparing and filing all instruments and documents necessary to effect the assignment of the Intellectual Property listed in Schedule 20 that is owned by the transferring Party or its Subsidiaries to the transferee Party and its Affiliates, including all costs and expenses of preparing and recording country-specific assignments and legalization of signatures (where required). The transferring Party shall, and shall cause its Affiliates to, cooperate with the foregoing; provided that, notwithstanding anything to the contrary herein, such obligation of the transferring Party to cooperate shall expire twenty-four (24) months following the Relevant Closing Date (except with respect to such Intellectual Property that is owned or purported to be owned by the transferring Party or its Subsidiaries or their predecessors with respect to which there are gaps in the chain of title and the record or beneficial title is, as of the Relevant Closing Date, not in the name of a Transferor, which obligation shall continue until forty-eight (48) months following the Relevant Closing Date (except with respect to such Intellectual Property that is owned or purported to be owned by the transferring Party or its Subsidiaries or their predecessors with respect to which there are gaps in the chain of title and the record or beneficial title is, as of the Relevant Closing Date, not in the name of the Affiliate of the transferring Party listed in the relevant Schedule, which obligation shall continue until forty-eight (48) months following the Relevant Closing Date).

12.5

The Parties acknowledge that certain Trademarks and Internet Identifiers other than those in Part 1 of Schedule 20 have been identified as being held by the wrong Party, which such Trademarks and Internet Identifiers are marked as of the Demerger Date as both “Wrong pockets” in the Classificaion field and as “to lapse” in the Action Type field of the Anaqua management database (being those set out in Part 4 of Schedule 20). However, the Parties agree that for reasons of cost and efficiency, such Trademarks and Internet Identifiers will not be transferred pursuant to this Agreement. In each case, the Party that owns (or whose Affiliate owns) such Trademark or Internet Identifier agrees that:

(a)	it has no rights in and no right to use such Trademark or Internet Identifier; and

(b)	it shall allow such Trademark or Internet Identifier to lapse at the next available opportunity including, where applicable at the request and expense of the other Party to actively abandon the same.

13.	Maintenance and transfer of Marketing Authorisations

The provisions of Schedule 17 shall apply.

14.	Indemnification

14.1

Subject to the provisions of this Article 14, from and after each Relevant Closing, GSK Parent agrees to indemnify and hold harmless JVCo and its Subsidiaries (collectively, the “JVCo Indemnified Parties”) from and against any and all Losses (other than Taxes arising out of a Tax claim, which are the subject of Section 11.2, the SAPA or the Tax Covenant, as applicable) that any such JVCo Indemnified Party suffers or incurs to the extent resulting from (i) any GSK Retained Liability, (ii) any breach by GSK Parent of any of its covenants or agreements contained in this Agreement or in any Ancillary Implementing Agreement or (iii) any breach of any warranty of GSK Parent contained in Section 9, Paragraph 9 of Schedule 18 or in any Ancillary Implementing Agreement, in each case as of the Relevant Closing Date as though made on the Relevant Closing Date (or, in the case of warranties that address matters only as of a particular date, as of such date).

14.2

Subject to the provisions of this Article 14, from and after each Relevant Closing, JVCo agrees to indemnify and hold harmless GSK Parent and its Affiliates (other than JVCo and its Subsidiaries) (collectively, the “GSK Parent Indemnified Parties”) from and against any and all Losses (other than Taxes arising out of a Tax claim, which are the subject of Section 11.2, the SAPA or the Tax Covenant, as applicable) that any such GSK Parent Indemnified Party suffers or incurs to the extent resulting from (i) any Assumed Consumer Healthcare Business Liability, (ii) any New ATFA Consumer Healthcare Business Liability, or (iii) any breach by JVCo of any of its covenant or agreements contained in this Agreement or in any Ancillary Implementing Agreement, in its capacity as a Party hereto (and not in its capacity as an Affiliate or Subsidiary of GSK Parent), provided that to the extent that any of the GSK Parent Indemnified Parties have a claim under section 7.2 (Indemnification by Purchaser) of the SAPA, such GSK Parent Indemnified Party shall have no claim, and the JVCo shall have no liability, under this Section 14.2 in respect of the same Loss.

14.3	The provisions relating to Indemnification Procedures set out in section 7.3 of the SAPA shall apply to the indemnifications set out in this Article 14 mutatis mutandis.

14.4	If any Relevant Closing has occurred, all covenants and agreements made herein or in any Ancillary Implementing Agreement which, in each case, by their terms contemplate actions or impose obligations following such Relevant Closing shall survive the Relevant Closing and remain in full force and effect in accordance with their terms; provided that, other than indemnification obligations in respect of Taxes (the survival of which shall be governed exclusively by Section 6.5(l) of the SAPA) (a) the obligations of JVCo to assume, and to indemnify and hold harmless the GSK Parent Indemnified Parties for, the Assumed Consumer Healthcare Business Liabilities, (b) the obligations of GSK Parent to retain, and indemnify and hold harmless the JVCo Indemnified Parties for, the GSK Retained Liabilities, shall in each case survive the Relevant Closing indefinitely. All other covenants and agreements contained herein or in any Ancillary Implementing Agreement shall survive the Relevant Closing and shall terminate and expire on the twelve (12) month anniversary of the Demerger Date (other than the covenants and agreements set forth therein which by their terms contemplate actions or impose obligations following the Relevant Closing, which shall survive the Relevant Closing and remain in full force and effect in accordance with their terms). All warranties made herein or in any Ancillary Implementing Agreement, and all indemnification obligations under Section 14.1 with respect to any such warranties, shall terminate and expire on the fifteen (15) month anniversary of the Demerger Date; provided, however, that the Fundamental GSK Parent Warranties shall terminate and expire on the three (3) year anniversary of the Demerger Date. No Person shall be entitled to indemnification, and no Action seeking to recover Taxes, Losses or other relief shall be commenced or maintained, with respect to any breach of any covenants, agreements or warranties contained in this Agreement or any Ancillary Implementing Agreement after the date on which such covenant, agreement or warranty shall terminate pursuant to this Section 14.4 or Section 6.5(l) of the SAPA, unless prior to such termination date a claim for indemnification with respect thereto has been made by written notice in accordance with Section 14.3 (in the case of Losses or other relief) or Section 11.2(a) (in the case of Taxes), in which case such claim for indemnification shall survive until finally resolved in accordance with this Agreement.

14.5

Notwithstanding the other provisions of this Agreement, neither GSK Parent nor JVCo, as applicable, shall have any indemnification obligations under Section 14.1(iii) or Section 14.2(ii), as applicable, for any Loss (together with any and all other Losses resulting from the same facts or circumstances) that is less than [***] (the “De Minimis”), (except with respect to any breach of a Fundamental GSK Parent Warranty), and the maximum aggregate liability of any Transferor in respect of all such Losses (except with respect to any breach of a Fundamental GSK Parent Warranty) relating to any Transferring Asset or Transferring Business shall not exceed:

(a)	the amount that is equal to the consideration payable under this Agreement in respect of such Transferring Asset or Transferring Business for which the consideration being paid is above[***]; or

(b)	[***] in aggregate in respect of all Transferring Assets and Transferring Businesses for which the consideration being paid is [***].

14.6

The amount of any Loss for which indemnification is provided under this Article 14 shall be net of (i) any amounts recovered by any Person entitled to be indemnified under this Article 14 (the “Indemnified Party”) pursuant to any indemnification by or indemnification agreement with any third party, and (ii) any insurance proceeds or other cash receipts or sources of reimbursement received with respect to such Loss, [and (iii) in the case of GSK Parent as the Party from whom indemnification may be sought (the applicable “Indemnifying Party”), any amounts recovered by the JVCo pursuant to the Contribution Agreement, dated as of April 22, 2014, by and among GSK Parent, GSK CH and Novartis AG, as amended (the source of any such amounts referred to in clause (i) or (ii), a “Collateral Source”), in each case net of any Taxes imposed or reasonable out of-pocket costs incurred in connection with the collection of such insurance proceeds, cash receipts or sources of reimbursement. The applicable Indemnified Party shall use its commercially reasonable endeavours to seek recovery for such Losses from all Collateral Sources. The Indemnifying Party may require an Indemnified Party to assign to the Indemnifying Party the rights to seek recovery from any Collateral Sources (to the extent such rights are capable of assignment); provided that the Indemnifying Party will then be responsible for pursuing such claim at its own expense; provided, further, that the Indemnified Party shall cooperate (at the Indemnifying Party’s expense) with the Indemnifying Party to seek such recovery. If the amount to be netted hereunder from any payment required under this Article 14 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article 14, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article 14 had such determination been made at the time of such payment.

14.7

To the extent that any of the GSK Retained Liabilities (including the Retained ATFA Facilities Liabilities) are covered by the indemnification obligations granted by GSK Parent under section 7.1(b) of the SAPA, such GSK Retained Liabilities shall be deemed not to be covered by the indemnity set out in Section 14.1 above.

14.8

To the extent that any of the Assumed Consumer Healthcare Business Liabilities are covered by the indemnification obligations granted by JVCo under section 7.2 of the SAPA, such Liabilities shall be deemed not to be covered by the indemnity set out in Section 14.2 above.

14.9

The provisions set out in section 7.7 (No Right of Set-Off), section 7.8 (Materiality), section 7.9 (Mitigation; Other Limitations), and section 7.10 (Sole Remedy/Waiver) of the SAPA shall apply to the indemnifications set out in this Article 14 mutatis mutandis.

15.	Transfer of businesses in Brazil and Argentina

The parties acknowledge and agree that:

(a)

the assets related to the manufacturing business carried on at the manufacturing site at Carlos Casares 3690, Victoria, San Fernando, B1644BCD, Province of Buenos Aires, Argentina will be retained by GlaxoSmithKline Argentina S.A. and the shares in GlaxoSmithKline Argentina S.A. will transfer from the relevant member of the GSK Group to the relevant member of the JVCo Group pursuant to the terms of the BA Site NEBA (other than Marketing Authorisations and Registration Information which transfer pursuant to the terms of this Agreement);

(b)

the assets related to the manufacturing business carried on at the manufacturing site in Jacarepaguá will transfer from the relevant member of the GSK Group to the relevant member of the JVCo Group pursuant to the terms of the Brazil ATFA (other than Marketing Authorisations and Registration Information which transfer pursuant to the terms of this Agreement); and

(c)

all rights, obligations and Liabilities in respect of the businesses referred into Clauses (a) and (b) above shall be dealt with in the BA Site NEBA and the Brazil ATFA (respectively) (other than with respect to Marketing Authorisations and Registration Information).

16.	Other transactions relating to the Demerger

16.1	Collapsing of certain Alliance Markets structures

Each Party shall use reasonable endeavours to procure that the transactions contemplated by Schedules 11, 12, 13, 14 and 16 are given full effect, in each case subject to the terms and conditions set forth in this Agreement and in such relevant Country Schedules; provided, that, notwithstanding anything to the contrary herein or in any Country Schedules, any Local Implementing Agreements, including any associated transitional distribution and supply arrangements, shall be on arms’ length terms for the interim period until the applicable distribution or supply arrangement is terminated; provided, that if at any time from the date of this Agreement until the applicable distribution or supply arrangement is terminated, the GSK Group provides services to a third party contemplated by Schedules 11, 12, 13, 14 and 16 that contains terms and provisions that are more favorable than the terms and provisions than that provided to the JVCo Group, the GSK Group shall enter into amendments to the applicable Local Implementing Agreements, including any associated transitional distribution and supply arrangements, to provide for the same more favorable terms and provision.

16.2	WREF and other matters

The provisions of Schedule 24 shall apply.

17.	Confidentiality

17.1	Each Party shall treat as confidential all information obtained as a precursor to or as a result of negotiating or entering into or performing this Agreement or which relates to:

(a)	the provisions of this Agreement;

(b)	the negotiations relating to this Agreement; and

(c)	the subject matter of this Agreement.

17.2

Without limiting Section 17.1, on and from Relevant Closing, GSK Parent and GSK CH shall treat as confidential all information relating to any Transferring Business or Transferring Asset or any Assumed Consumer Healthcare Business Liability and JVCo shall treat as confidential all information relating to the GSK Parent and its Affiliates (other than JVCo and its Subsidiaries) that relates to this Agreement.

17.3	Each Party shall:

(a)	not disclose any such confidential information to any person other than:

(i)	any of its directors or employees who need to know such information in order to discharge their duties; and

(ii)	other Affiliates of such Party;

(b)	not use any such confidential information other than for the purpose of:

(i)	in the case of JVCo, conducting the Consumer Healthcare Business;

(ii)	and in the case of GSK Parent or any its Affiliates (other than JVCo and its Subsidiaries), managing or monitoring its investment in JVCo or its Affiliates; and

(iii)	in connection with the performance of its obligations and the exercise of its rights under this Agreement or any Ancillary Implementing Agreement; and

(c)	procure that any Person to whom any such confidential information is disclosed by it complies with the restrictions contained in this Article 17 as if such Person were a Party to this Agreement.

17.4	Notwithstanding the other provisions of this Article 17, any Party may disclose any such confidential information:

(a)	if and to the extent required by Law or for the purpose of any judicial or arbitral proceedings;

(b)

if and to the extent required by any securities exchange or regulatory or Tax or other Governmental Authority to which that Party or its Affiliates is subject or submits, wherever situated, including (amongst other bodies) the FCA, London Stock Exchange, Panel on Takeovers and Mergers, HMRC, the SEC or the New York Stock Exchange, whether or not the requirement for information has the force of Law;

(c)	to a Taxing Authority in connection with the disclosing Party’s (or a member of its group’s) Tax affairs;

(d)	to its advisers, auditors, actual or proposed debt financiers and bankers, provided they have a duty to keep such information confidential;

(e)	to the extent the information has come into the public domain through no fault of that Party;

(f)	to the extent the Party (or Parties) to which such information relates has (or have) given prior written consent to the disclosure;

(g)	to the extent expressly permitted by this Agreement or to the extent it is expressly permitted to do so pursuant to any Ancillary Implementing Agreement;

(h)	if and to the extent required in connection with any regulatory consent or clearance process required by applicable Law; or

(i)	if it was in the possession of a Party or any of its advisers (in either case as evidenced by written records) without any obligation of secrecy prior to it being received or held.

17.5	The restrictions contained in this Article 17 shall continue to apply to each Party without limit in time.

17.6

Notwithstanding the foregoing in this Article 17, to the extent that the SAPA, the Shareholders’ Agreement or any other agreements relating to the transactions contemplated by this Agreement, or any other contract pursuant to which any Party or any of its Affiliates is bound provides that certain information shall be maintained confidential on a basis that is more protective of such information or for a longer period of time than provided for in this Article 17, then the applicable provisions contained in the SAPA, the Shareholders’ Agreement or such other agreements relating to the transactions contemplated by this Agreement shall control with respect thereto but only to the extent such provision is more protective or runs for a longer period of time.

18.	Miscellaneous

18.1	Notices

All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and (a) when served by personal delivery upon the Party for whom it is intended, (b) one (1) Business Day following the day sent by overnight courier, return receipt requested, (c) when sent by facsimile, provided that the facsimile is promptly confirmed, or (d) when sent by e-mail, provided that a copy of the same notice or other communication sent by e-mail is also sent by overnight courier, return receipt requested, personal delivery, or facsimile as provided herein, on the same day as such e-mail is sent, in each case to the Person at the address, facsimile number or e-mail address set forth below, or such other address, facsimile number or e-mail address as may be designated in writing hereafter, in the same manner, by such Person:

To GSK Parent:

GSK plc

980 Great Western Road

Brentford, Middlesex, TW8 9GS

United Kingdom

Attn:	General Counsel

Email address:

To JVCo and/or GSK CH:

Haleon plc

1st Floor, Building 5

The Heights

Weybridge

Surrey

KT13 0NY

Attn:	General Counsel Consumer Healthcare

Email address:

18.2	Amendment; waiver

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties hereto, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

18.3	Assignment

No Party may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of Law in connection with a merger or sale of all or substantially all of the assets of such Party, without the prior written consent of the other Parties.

18.4	Entire Agreement

This Agreement (including the Schedules and all Annexes and Exhibits) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for (i) the SAPA and (ii) the Ancillary Implementing Agreements and any other written agreement of the Parties that expressly provides that it is not superseded by this Agreement. In the event of a conflict between the terms of this Agreement and the SAPA, the terms of this Agreement shall control in respect of Transferring Assets, Transferring Businesses and Assumed Consumer Healthcare Business Liabilities. In the event of a conflict between the terms of this Agreement and the terms of any Ancillary Implementing Agreement, the terms of this Agreement shall control. In the event of a conflict between the terms of the body of this Agreement and the terms of any Schedule to this Agreement, the terms of this Agreement shall control except to the extent expressly provided otherwise in any Schedule. In the event of a conflict between the terms of this Agreement and the terms of any Pfizer Consent Letter, the terms of this Agreement shall control.

The Parties agree that nothing in this Agreement shall limit the rights or obligations of Pfizer, GSK Parent or JVCo under the SAPA, other than as between GSK Parent and JVCo as expressly set forth in the body of this Agreement (which for the avoidance of doubt, shall not include any provisions of the schedules which conflicts with the principles set forth in the body of this Agreement). The Parties further agree that neither the Ancillary Implementing Agreements nor the Pfizer Consent Letters shall expand or limit the rights and obligations of the Parties or their Affiliates beyond those provided for in this Agreement, and that neither the Ancillary Implementing Agreements nor the Pfizer Consent Letters shall provide for any additional rights, obligations or indemnities of the Parties or their Affiliates, that are not provided for in this Agreement.

18.5	Parties in interest

(a)	Subject to the remaining provisions of this Section 18.5, each member of the GSK Group and each member of the JVCo Group (“Third Parties”) may enforce the terms and accordingly shall have the benefit of those provisions in this Agreement that are, or are stated to be, for their benefit subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

(b)	The Parties may by agreement terminate, rescind or vary the terms of this Agreement (including this Section 18.5) at any time and in any way without the prior consent of or notice to any Third Party.

(c)

Except as provided in this Section 18.5, the Parties do not intend that any term of this Agreement shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this agreement.

18.6	Public disclosure

Notwithstanding anything herein to the contrary, each Party agrees that, except as may be required to comply with the requirements of any applicable Laws, and/or the rules and regulations of each stock exchange upon which the securities of either of the Parties are listed (in which case the disclosing Party will use its commercially reasonable endeavours to (a) advise the other Party before making such disclosure and (b) provide such other Party a reasonable opportunity to review and comment on such release or announcement and consider in good faith any comments with respect thereto), no press release or similar public announcement or communication shall be made or caused to be made by the Parties or their Affiliates concerning the execution or performance of this Agreement unless the Parties shall have consulted in advance with respect thereto.

18.7	Expenses

(a)

Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses (which, for the avoidance of doubt, shall not include any Taxes) incurred prior to the Demerger Date in connection with this Letter Agreement and the transactions contemplated hereby shall be [***]. Notwithstanding anything to the contrary herein, all costs and expenses (which, for the avoidance of doubt, shall not include any Taxes) incurred on or after the Demerger Date in connection with this Letter Agreement and the transactions contemplated hereby shall (save as otherwise agreed between the parties) be borne by the Party incurring such costs and expenses.

(b)

To the extent that either Party (or any member of the GSK Group or the JV Group, as applicable) is required to be reimbursed by the other Party for any payments made or incurred by GSK Parent or the JVCo Group pursuant to Section 18(a) above, then such reimbursements shall be made to the other Party or the relevant entity within the GSK Group or the JV Group, as applicable, that has incurred such costs and expenses (including, without limitation, the Transferor or Transferee, as applicable) or as otherwise determined by such Party.

18.8	No admission

Nothing in this Agreement or any Ancillary Implementing Agreement shall be deemed an admission by any Party or any of their respective Affiliates, in any Action by or on behalf of or with a Governmental Authority or other third party, that any such Party or any of their respective Affiliates, or that such third party or any of its respective Affiliates, is or is not violating or in contravention or breach of or default under, as applicable, any Law, Governmental Authorization, Contract or Intellectual Property of any other Person.

18.9	Governing law; Jurisdiction

(a)

This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

(b)	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. Any Proceedings shall be brought only in the courts of England.

(c)

Each Party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of Proceedings in the courts of England. Each Party also agrees that a judgment against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

(d)	Each Party irrevocably submits and agrees to submit to the jurisdiction of the courts of England.

18.10	Counterparts

This Agreement may be executed in counterparts (including by facsimile or electronic .pdf submission), each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy or otherwise) to the other Parties, it being understood that all Parties need not sign the same counterpart.

18.11	Headings

The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

18.12	Severability

The provisions of this Agreement shall be deemed severable and the invalidity, illegality or unenforceability of any provision shall not affect the validity, legality or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of such provision, or the application thereof, in any other jurisdiction.

18.13	Specific performance

The Parties acknowledge and agree that irreparable harm would occur and that the Parties would not have any adequate remedy at Law (i) for any actual or threatened breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith, without proof of actual damages, and each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. The Parties further agree that (x) by seeking the remedies provided for in this Section 18.13, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, including monetary damages (or the right to reimbursement of its costs and expenses relating to any enforcement actions hereunder) and (y) neither the commencement of any action pursuant to this Section 18.13 nor anything contained in this Section 18.13 shall restrict or limit any Party’s right to pursue any other remedies under this Agreement that may be available to them

18.14	Affiliate status

To the extent that a Party is required hereunder to take certain action with respect to entities designated in this Agreement as such Party’s Affiliates, such obligation shall apply to such entities only during such period of time that such entities are Affiliates of such Party. To the extent that this Agreement or any Ancillary Agreement requires an Affiliate of any Party to take or omit to take any action, such agreement and obligation includes the obligation of such Party to cause such Affiliate to take or omit to take such action.

18.15	Translation of currencies

(a)	All payments to be made under or pursuant to this Agreement or any Ancillary Implementing Agreements shall be made in Pound sterling, unless required by Law to be made in local currency.

(b)	For the purposes of translating the Consideration (Local Consideration (as defined in the applicable Country Schedules)) and BSD Amount into Pound sterling (as applicable):

(i)

in respect of [***], such amounts shall be translated into Pound sterling using the GSK Group’s consolidation system (BISON) cumulative average exchange rate in the month where the Relevant Closing occurred;

(ii)	in respect of [***], such amounts shall be translated into Pound sterling using the Bloomberg BFIX rate in effect as of 3.00pm London time) on the Relevant Closing Date.

[Signature page follows]

Execution

SIGNED by a duly authorised representative for and on behalf of GSK plc

Print name:
Director / Authorised Signatory

SIGNED by a duly authorised representative for and on behalf of GlaxoSmithKline Consumer Healthcare Holdings Limited

Print name:
Director / Authorised Signatory

SIGNED by a duly authorised representative for and on behalf of GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Print name:
Director / Authorised Signatory